PROSPECTUS SUPPLEMENT (To Prospectus dated October 14, 2003)	Filed Pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933 Registration Statement No. 333-106381

DeCrane Aircraft Holdings, Inc.

12% Series B Senior Subordinated Notes due 2008

RECENT DEVELOPMENTS

We have attached to this prospectus supplement, and incorporated by reference into it, the Form 10–Q Quarterly Report of DeCrane Aircraft Holdings, Inc. for the quarterly period ended September 30, 2003.

This prospectus supplement, together with the prospectus, is to be used by Credit Suisse First Boston LLC in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale.  Credit Suisse First Boston LLC may act as principal or agent in any such transactions.

Credit Suisse First Boston

November 6, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2003

Commission File Number 000-22371

DECRANE AIRCRAFT HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	34-1645569
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2361 Rosecrans Avenue, Suite 180, El Segundo, CA 90245
(Address, including zip code, of principal executive offices)

(310) 725-9123
(Registrant’s telephone number, including area code)

(Not Applicable)
(Former address and telephone number of principal executive offices, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).  ☐ Yes   ☒ No

The number of shares of Registrant’s Common Stock, $.01 par value, outstanding as of November 3, 2003 was 100 shares.

Table of Contents

Part I – Financial Information

Item 1.	Financial Statements (Unaudited)

Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002

Consolidated Statements of Operations for the three months and nine months ended September 30, 2003 and 2002

Consolidated Statements of Stockholder’s Equity (Deficit) for the nine months ended September 30, 2003

Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2002

Condensed Notes to Consolidated Financial Statements

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Industry Overview and Trends

Results of Operations

Performance Measures

Three months ended September 30, 2003

Nine months ended September 30, 2003

Restructuring, Asset Impairment and Other Related Charges

Goodwill Impairment Charges

Liquidity and Capital Resources

Disclosure of Contractual Obligations and Commitments

Disclosure About Off-Balance Sheet Commitments and Indemnities

Recent Accounting Pronouncements

Special Note Regarding Forward Looking Statements and Risk Factors

Item 3.	Quantitative and Qualitative Disclosure About Market Risk

Item 4.	Controls and Procedures

Part II – Other Information

Item 1.	Legal Proceedings

Item 5.	Other Information

Item 6.	Exhibits and Reports on Form 8-K

Exhibits

Reports on Form 8-K

Signatures

PART I – FINANCIAL INFORMATION

ITEM 1.                             FINANCIAL STATEMENTS

DECRANE AIRCRAFT HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)	September 30, 2003	December 31, 2002
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$2,725	$12,421
Accounts receivable, net	23,983	26,354
Inventories	64,443	59,300
Deferred income taxes	180	16,430
Prepaid expenses and other current assets	1,396	1,724
Current assets of discontinued operations	—	160,741
Total current assets	92,727	276,970

Property and equipment, net	34,327	36,139
Goodwill	162,430	196,430
Other assets, principally intangibles, net	35,729	39,428
Total assets	$325,213	$548,967

Liabilities, Mandatorily Redeemable Preferred Stock and Stockholder’s Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$36,162	$16,317
Accounts payable	13,257	13,055
Accrued liabilities	16,428	31,494
Income taxes payable	23	—
Current liabilities of discontinued operations	—	19,928
Total current liabilities	65,870	80,794

Long-term debt, less current portion	231,420	364,700
Deferred income taxes	400	27,077
Other long-term liabilities	10,027	7,364

Commitments and contingencies (Note 11)

Mandatorily redeemable preferred stock	39,053	34,081

Stockholder’s equity (deficit):
Common stock, $.01 par value, 1,000 shares authorized; 100 shares issued and outstanding as of September 30, 2003 and December 31, 2002	—	—
Additional paid-in capital	116,240	121,212
Notes receivable for shares sold	(2,702)	(2,591)
Accumulated deficit	(134,731)	(83,309)
Accumulated other comprehensive loss	(364)	(361)
Total stockholder’s equity (deficit)	(21,557)	34,951
Total liabilities, mandatorily redeemable preferred stock and stockholder’s equity (deficit)	$325,213	$548,967

The accompanying notes are an integral part of the consolidated financial statements.

DECRANE AIRCRAFT HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003	2002
	(Unaudited)

Revenues	$44,273	$56,211	$130,286	$178,323
Cost of sales	35,052	38,255	111,338	130,467

Gross profit	9,221	17,956	18,948	47,856

Operating expenses:
Selling, general and administrative expenses	4,229	9,207	18,706	33,454
Impairment of goodwill	—	—	34,000	—
Amortization of intangible assets	912	910	2,738	2,627
Total operating expenses	5,141	10,117	55,444	36,081

Income (loss) from operations	4,080	7,839	(36,496)	11,775

Other expenses:
Interest expense	6,546	6,459	18,883	18,541
Other expenses, net	134	37	880	236

Income (loss) from continuing operations before provision for income taxes	(2,600)	1,343	(56,259)	(7,002)
Provision for income (taxes) benefit	(143)	(338)	10,487	2,853

Income (loss) from continuing operations	(2,743)	1,005	(45,772)	(4,149)

Discontinued operations and change in accounting principle:
Income (loss) from discontinued operations, net of tax	—	1,525	(5,650)	(34,177)
Cumulative effect of change in accounting principle	—	—	—	(17,828)

Net income (loss)	(2,743)	2,530	(51,422)	(56,154)

Accrued preferred stock dividends	(1,601)	(1,369)	(4,621)	(3,950)
Preferred stock redemption value accretion	(117)	(117)	(351)	(351)

Net income (loss) applicable to common stockholder	$(4,461)	$1,044	$(56,394)	$(60,455)

The accompanying notes are an integral part of the consolidated financial statements.

DECRANE AIRCRAFT HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholder’s Equity (Deficit)

(In thousands, except share data)			Additional Paid-in Capital	Notes Receivable For Shares Sold	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total

	Common Stock
	Shares	Amount

Balance, December 31, 2002	100	$—	$121,212	$(2,591)	$(83,309)	$(361)	$34,951

Comprehensive income (loss):
Net loss	—	—	—	—	(51,422)	—	(51,422)
Unrealized loss on interest rate swap contract	—	—	—	—	—	(3)	(3)
							(51,425)

Accrued preferred stock dividends	—	—	(4,621)	—	—	—	(4,621)

Preferred stock redemption value accretion	—	—	(351)	—	—	—	(351)

Notes receivable interest accrued	—	—	—	(111)	—	—	(111)

Balance, September 30, 2003 (Unaudited)	100	$—	$116,240	$(2,702)	$(134,731)	$(364)	$(21,557)

The accompanying notes are an integral part of the consolidated financial statements.

DECRANE AIRCRAFT HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
(In thousands)	2003	2002
	(Unaudited)

Cash flows from operating activities:
Net loss	$(51,422)	$(56,154)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations	5,650	34,177
Cumulative effect of change in accounting principle	—	17,828
Depreciation and amortization	9,401	10,116
Noncash portion of restructuring, asset impairment and other related charges	43,926	7,396
Deferred income taxes	(11,654)	(47)
Other, net	228	170
Changes in assets and liabilities:
Accounts receivable	950	14,455
Inventories	(14,023)	(1,682)
Prepaid expenses and other assets	(734)	(710)
Accounts payable	1,159	125
Accrued liabilities	(14,902)	(18,452)
Income taxes payable	276	431
Other long-term liabilities	3,620	190
Net cash provided by (used for) operating activities	(27,525)	7,843

Cash flows from investing activities:
Net cash proceeds from sale of Specialty Avionics Group	132,800	—
Capital expenditures	(3,090)	(3,045)
Cash paid for acquisition contingent consideration	(600)	(5,890)
Net cash provided by (used for) investing activities	129,110	(8,935)

Cash flows from financing activities:
Principal payments on term debt, capitalized leases and other debt	(130,875)	(9,907)
Net borrowings under senior revolving credit facility	17,400	9,000
Capital contribution	—	5,000
Other long-term borrowings	—	1,145
Deferred financing costs	—	(1,663)
Other, net	—	(368)
Net cash provided by (used for) financing activities	(113,475)	3,207

Net cash provided by discontinued operations	2,194	12,960

Net increase (decrease) in cash and cash equivalents	(9,696)	15,075
Cash and cash equivalents at beginning of period	12,421	9,478
Cash and cash equivalents at end of period	$2,725	$24,553

The accompanying notes are an integral part of the consolidated financial statements.

DECRANE AIRCRAFT HOLDINGS, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements

(Unaudited)

Note 1.          Summary of Significant Accounting Policies

Basis of Presentation

These consolidated interim financial statements are unaudited.  The Company believes the interim financial statements are presented on a basis consistent with the audited financial statements and include all adjustments necessary for a fair presentation of the financial condition, results of operations and cash flows for such interim periods.  All of these adjustments are normal recurring adjustments.

Preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

The results of operations for interim periods do not necessarily predict the operating results for any other interim period or for the full year.  The consolidated balance sheet as of December 31, 2002 has been derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America as permitted by interim reporting requirements.  These consolidated interim financial statements should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements and related notes included in the Company’s 2002 Form 10-K / Amendment No. 1, as described below.

As the Company originally described in its Form 10-K for the year ended December 31, 2002, its failure to consummate the sale of the Specialty Avionics Group by June 30, 2003 would have been an event of default under the amended senior credit facility.  As a result, the Company’s independent accountants qualified their report on its audited financial statements for the year ended December 31, 2002 with respect to its ability to continue as a going concern.  Consummation of the sale and repayment of $130.0 million of borrowings on May 23, 2003 alleviated the independent accountants’ doubt about the Company’s ability to continue as a going concern.  As a result, the Company’s independent accountants issued a revised, unqualified report on its financial statements, which the Company included in Amendment No. 1 to its Form 10-K for the year ended December 31, 2002.

Reclassifications have also been made to the financial statements for all periods presented, principally to reflect the disposition of the Specialty Avionics Group as a discontinued operation (Note 2).

Stock Option Plan

The Company has one stock-based employee compensation plan, which is more fully described in the notes to its audited financial statements.  As permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company measures compensation expense related to the employee stock option plan utilizing the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.  No stock-based employee compensation cost is reflected in net income (loss), as all options granted under the plan had an exercise price equal to the value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003	2002
	(Unaudited)

Net income (loss), as reported	$(2,743)	$2,530	$(51,422)	$(56,154)
Less total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(94)	(94)	(282)	(282)
Pro forma net income (loss)	$(2,837)	$2,436	$(51,704)	$(56,436)

The effect of applying SFAS No. 123 may not be representative of the pro forma effect in future years since additional options may be granted during those future years.

Accounting Pronouncements Adopted January 1, 2003

Effective January 1, 2003 the Company adopted the following accounting pronouncements.

SFAS No. 145 – Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections

Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” are met.  Adoption of this new standard did not have an impact on the Company’s consolidated financial position, or results of operations or cash flow.

SFAS No. 146 – Accounting for Costs Associated with Exit or Disposal Activities

SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be initially measured at fair value and recognized when the liability is incurred.  In periods subsequent to initial measurement, changes to the liability are measured using the credit-adjusted risk-free rate that was used in the initial measurement of the liability recorded.  The cumulative effect of a change resulting from revisions to either the timing or the amount of estimated cash flows is recognized as an adjustment to the liability in the period of the change and charged to the same line items in the statement of operations used when the related costs were initially recognized.  Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan.

SFAS No. 146 affects the timing of recognizing restructuring costs, as well as the amounts recognized, depending on the nature of the exit, disposal or restructuring activity and the timing of the related estimated cash flows.  As required by the provisions of SFAS No. 146, the Company applied its provisions to the restructuring activities initiated in June 2003 (Note 3).

FASB Interpretation No. 45 – Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions of FIN No. 45 are applicable to the Company on a prospective basis to guarantees issued or modified after December 31, 2002.  However, the disclosure requirements in FIN No. 45 are effective for the Company’s financial statements for periods ending after December 15, 2002.  The Company is not a party to any agreement in which it is a guarantor of indebtedness of others therefore the adoption of interpretation did not have an impact on the Company’s financial position, results of operations or cash flows.  The disclosure requirements of this interpretation were adopted by the Company as of December 31, 2002.

Recently Issued Accounting Pronouncement

SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Issued in May 2003, SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity.  SFAS No. 150 requires classification of financial instruments within its scope as a liability, including financial instruments issued in the form of shares that are mandatorily redeemable, because those financial instruments are deemed to be, in essence, obligations of the issuer.  The Company will be required to reclassify its 16% mandatorily redeemable preferred stock as a liability commencing January 1, 2004 and reflect quarterly dividend and redemption value accretion as a charge against pre-tax income in future periods.

Note 2.          Disposition of Specialty Avionics Group

During the fourth quarter of fiscal 2002 the Company assessed its long-term business strategies in light of current aerospace industry conditions.  The Company believes that as the aerospace industry recovers, the demand for its Cabin Management and Systems Integration Groups’ products and services for business, VIP and head-of-state aircraft will return to historical levels and, accordingly, the Company decided to focus its resources in these market segments.  To accomplish this objective, the Company embarked on a plan to sell its Specialty Avionics Group, which is highly dependent on the commercial airline industry.

On March 14, 2003, the Company entered into a definitive agreement to sell its equity interests in the subsidiaries comprising its Specialty Avionics Group to Wings Holdings, Inc., an affiliate of Odyssey Investment Partners, LLC, for $140,000,000 in cash.  The sale was consummated on May 23, 2003.  The selling price is subject to a post-closing adjustment related to the amount of working capital at closing.  The post-closing adjustment is currently the subject of arbitration between the parties in which the buyer is asserting a claim for an approximate $3,200,000 purchase price reduction.  Proceeds of $130,000,000 from the sale were used to repay senior credit facility borrowings (Note 8).  The sale of the Specialty Avionics Group is not expected to affect the operations of the remaining operating groups.

Based upon the fair value of the group implied in the definitive agreement, the Company determined that the carrying value of the group’s net assets was not fully recoverable.  As required by SFAS No. 142, the Company recorded a goodwill impairment charge of $7,500,000 during the three months ended March 31, 2003 to reduce the carrying value to the estimated net realizable value established by the definitive agreement.  The Company recorded a modest $689,000 gain, net of tax, on the sale during the second quarter of fiscal 2003, based on the actual financial position of the group on the date of sale.  The ultimate gain or loss on the sale is subject to finalizing the post-closing adjustment, which is not expected to be material, if any.

As a result of the sale, the Specialty Avionics Group is presented as a discontinued operation in the accompanying consolidated financial statements.  The financial statements for prior periods have been reclassified to segregate the group’s assets and liabilities, results of operations and cash flows for all periods.

In accordance with the Financial Accounting Standards Board’s Emerging Issues Task Force Issue No. 87-24, “Allocation of Interest to Discontinued Operations,” as amended, interest expense includes interest on debt that is to be assumed by the buyer as well as interest on the $130,000,000 of debt that was required to be repaid as a result of the sale.  Interest expense was based on the historical interest rates charged during each of the periods.  In addition, and also in accordance with EITF 87-24, costs and expenses exclude the allocation of general corporate overhead.

The following tables summarize the financial position, results operations and cash flows of the Specialty Avionics Group.

(In thousands)	December 31, 2002

Assets:
Current assets	$41,614
Property and equipment, net	15,744
Other assets, principally intangibles, net	103,383
Total assets	160,741

Liabilities:
Current liabilities	8,288
Long-term liabilities	11,640
Total liabilities	19,928

Net assets of the Specialty Avionics Group	$140,813

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003 (1)	2002
	(Unaudited)

Results of Operations:
Revenues	$—	$23,410	$36,595	$73,793

Operating expenses:
Costs and expenses	—	17,988	30,128	56,762
Impairment of goodwill	—	—	7,500	—
Amortization of intangible assets	—	557	878	1,671
Total operating expenses	—	18,545	38,506	58,433

Income (loss) from operations	—	4,865	(1,911)	15,360

Other expenses:
Interest expense:
Debt required to be repaid with proceeds from sale	—	2,028	2,952	5,702
Debt obligations assumed by the buyer	—	198	270	600
Other expenses, net	—	156	153	342

Pre-tax income (loss)	—	2,483	(5,286)	8,716
Provision for income taxes	—	958	1,053	3,571

Income (loss) before change in accounting principle	—	1,525	(6,339)	5,145
Cumulative effect of change in accounting principle	—	—	—	(39,322)

Income (loss) from operations	—	1,525	(6,339)	(34,177)
Gain on sale, net of tax	—	—	689	—

Net income (loss) from discontinued operations	$—	$1,525	$(5,650)	$(34,177)

(1)                      Reflects the results of operations through May 23, 2003, the date of sale.

	Nine Months Ended September 30,
(In thousands)	2003 (1)	2002
	(Unaudited)

Cash Flows Provided By (Used For):
Operating activities	$3,760	$14,241
Investing activities	(902)	(759)
Financing activities	(649)	(747)
Net (increase) decrease in cash and cash equivalents	(13)	190
Effect of foreign currency translation on cash	(2)	35
Net cash provided by discontinued operations	$2,194	$12,960

(1)                      Reflects cash flows through May 23, 2003, the date of sale.

Note 3.          Restructuring, Asset Impairment and Other Related Charges

During the three months and nine months ended September 30, 2003 and 2002, the Company recorded restructuring, asset impairment and other related charges as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003	2002
	(Unaudited)

Nature of charges:
Seating Product Line and Furniture Manufacturing Facilities Restructuring	$—	$—	$13,394	$—
Seat Manufacturing Facilities Restructuring	—	—	—	6,294
Asset Realignment Restructuring	—	1,486	—	6,901
Goodwill impairment charges	—	—	41,500	—
Total pre-tax charges	$—	$—	$54,894	$13,195

Business segment recording the charges:
Cabin Management	$—	$1,486	$47,394	$13,195
Systems Integration	—	—	—	—
Total continuing operations	—	1,486	47,394	13,195
Discontinued operations (Specialty Avionics)	—	—	7,500	—
Total pre-tax charges	$—	$1,486	$54,894	$13,195

Charged to operations:
Cost of sales	$—	$670	$12,835	$6,616
Selling, general and administrative expenses	—	816	559	6,579
Impairment of goodwill	—	—	34,000	—
Discontinued operations (Specialty Avionics)	—	—	7,500	—
Total pre-tax charges	$—	$1,486	$54,894	$13,195

Components of charges:
Continuing operations:
Noncash charges	$—	$1,486	$43,926	$7,396
Cash charges	—	—	3,468	5,799
Total continuing operations pre-tax charges	—	1,486	47,394	13,195
Discontinued operations (noncash charges)	—	—	7,500	—
Total pre-tax charges	$—	$1,486	$54,894	$13,195

Seating Product Line and Furniture Manufacturing Facilities Restructuring

During the second quarter of fiscal 2003, the Company consolidated its seating product line offerings and adopted a restructuring plan to down-size a furniture manufacturing facility in response to continuing weakness in the business, VIP and head-of-state aircraft market.  These actions were designed to reduce engineering, production and inventory carrying costs by supporting fewer product offerings and achieve profitability at the furniture manufacturing facility based on its lower production levels.  In connection with these actions, the Company recorded pre-tax charges to operations totaling $13,394,000 during the second quarter of fiscal 2003.  The charges are comprised of the following:

•                  Seating Product Line Consolidation.  The curtailment of several seating product offerings and conversion of seat products which incorporate a new single-design technology resulted in the write-off of $6,262,000 of inventoried costs related to the discontinued product offerings.

•                  Lease Termination and Related Charges.  Lease termination costs related to future estimated rental payments under existing long-term lease agreements for the facilities permanently vacated in connection with down-sizing a furniture manufacturing facility.  Future payments have been reduced by the expected sublease income.  The net future payments are based on estimated current market rates and anticipated dates that these facilities will be subleased.  If market-rates decrease or should it take longer than expected to sublease these facilities, the actual loss could exceed these estimates.  Other related charges include the write-off of leasehold improvements related to the vacated facilities.

•                  Excess and Obsolete Inventory Write-Downs.  Inventory was written down by $3,073,000 to reflect its net realizable value for quantities on hand exceeding current and forecast order backlog requirements and obsolete inventory related to the curtailed seating product offerings.

•                  Severance and Other Compensation Costs.  The Company reduced its total workforce at the down-sized facility by 49 employees, or 37%, from December 31, 2002 levels.

The components of the restructuring, asset impairment and other related charges are as follows:

(In thousands)				Balance at September 30, 2003
	Total Charges	Amounts Incurred
		Noncash	Cash
	(Unaudited)
Product development costs related to curtailed programs	$6,262	$(6,262)	$—	$—
Lease termination and other related charges (1)	3,876	(591)	(322)	2,963
Excess and obsolete inventory write-downs	3,073	(3,073)	—	—
Severance and other compensation costs	183	—	(183)	—
Total	$13,394	$(9,926)	$(505)	$2,963

(1)                      As required by SFAS No. 146, the charges recorded were discounted by $560,000 to initially measure and reflect the liabilities incurred as a result of the restructuring plan at their fair value as of June 30, 2003.  Subsequent to September 30, 2003, the Company entered into an agreement with lessor to terminate the Company’s remaining lease obligation on the facilities permanently vacated.  As required by SFAS No. 146, the cumulative effect of a changes resulting from revisions to either the timing or the amount of estimated cash flows will be recognized as an adjustment to the liability in the period of the change.

Future cash payments will be funded from existing cash balances and internally generated cash from operations.

Seat Manufacturing Facilities Restructuring

During the first quarter of fiscal 2002, the Company announced it would consolidate the production of four seating and related manufacturing facilities into two, resulting in the permanent closure of two facilities.  This plan was designed to improve manufacturing efficiencies and to further reduce costs and conserve working capital.  In connection with this restructuring plan, the Company recorded pre-tax charges to operations totaling $6,294,000 during 2002 for restructuring, asset impairment and other related charges.  The charges were comprised of the following:

•                  Inventory and Accounts Receivable Write-Downs.  In connection with the consolidation of all production, the Company discontinued manufacturing certain products, principally those which overlap.  Inventory and certain receivables related to the discontinued products were written down to net realizable value.

•                  Impairment of Long-Lived Assets.  The restructuring plan resulted in the impairment of property and equipment and, accordingly, these assets were written down to their net realizable value.

•                  Severance and Other Compensation Costs.  Approximately 115 employees were terminated in connection with the permanent closure of the manufacturing facilities.

•                  Lease Termination and Other Related Costs.  Lease termination and other related costs are comprised of the net losses expected to be incurred under existing long-term lease agreements for the facilities being permanently vacated.  The losses have been reduced by the expected sublease income.  These expected losses were based on estimated current market rates and anticipated dates that these facilities are subleased.  If market-rates decrease or should it take longer than expected to sublease these facilities, the actual loss could exceed these estimates.

•                  Other Asset Impairment Related Expenses.  Other expenses pertain to FAA retesting and recertification of products manufactured at a different facility, moving, transportation and travel costs and shutdown / startup costs.  Such costs were charged to expense as incurred.

The components of the amounts incurred were as follows:

	Charges Recorded During the Year Ended December 31, 2002
(In thousands)	1st Quarter	2nd Quarter	Total
	(Unaudited)

Inventory and accounts receivable write-downs	$1,445	$755	$2,200
Impairment of long-lived assets	1,700	(326)	1,374
Severance and other compensation costs	450	—	450
Lease termination and other related costs	300	—	300
Other restructuring-related expenses	148	1,822	1,970
Total pre-tax charges	$4,043	$2,251	$6,294

This restructuring plan was completed during the second quarter of fiscal 2002.

Asset Realignment Restructuring

During the second quarter of fiscal 2001, the Company’s Cabin Management Group adopted a restructuring plan to realign production programs between its manufacturing facilities.  In response to the adverse impact on the aerospace industry resulting from the September 11th terrorist attack and its aftermath, as well as the weakening of global economic conditions, the Company announced and implemented a further restructuring plan in December 2001 designed to reduce costs and conserve working capital.  This plan included permanently closing one manufacturing facility and idling a second facility for an indefinite period, curtailing several product development programs and instituting workforce reductions.  Due to the ongoing weakness of the business, VIP and head-of-state aircraft market, the Company decided during the second quarter of fiscal 2002 to permanently close the temporarily idled manufacturing facility.  The restructuring, asset impairment and other related charges recorded during fiscal 2002 were comprised of the following:

•                  Impairment of Long-Lived Assets.  The decision to permanently close the additional manufacturing facility resulted in an additional impairment of property and equipment and, accordingly, these assets were written down to their estimated net realizable value in 2002.  Net realizable values are based on estimated current market values and the actual losses could exceed these estimates.

•                  Excess Inventory Write-Downs.  Inventory was written down to net realizable value for quantities on hand exceeding current and forecast order backlog requirements.

•                  Other Asset Impairment Related Charges.  Other expenses pertain to provisions for estimated losses on uncompleted long-term contracts aggregating $2,577,000 and other related charges expensed as incurred.

The components of the amounts incurred were as follows:

	Charges Recorded During the Year Ended December 31, 2002
(In thousands)	2nd Quarter	3rd Quarter	Total
	(Unaudited)

Impairment of long-lived assets	$1,756	$801	$2,557
Excess inventory write-downs	580	685	1,265
Other restructuring-related expenses	3,079	—	3,079
Total pre-tax charges	$5,415	$1,486	$6,901

This restructuring plan was completed during the fourth quarter of fiscal 2002.

Goodwill Impairment Charges

As a result of the continuing weakness in the business, VIP and head-of-state aircraft market and the decision to down-size a furniture manufacturing facility, the goodwill associated with the furniture manufacturing reporting unit was tested for recoverability and found to be impaired (Note 5).  As a result, $34,000,000 of goodwill associated with the reporting unit was written off and charged to operations.

As described in Note 2, on March 14, 2003, the Company entered into a definitive agreement to sell its equity interests in the subsidiaries comprising its Specialty Avionics Group for $140,000,000 in cash.  Based upon the fair value of the group implied in the definitive agreement, the Company determined that the carrying value of the group’s net assets was not fully recoverable.  As a result, the Company recorded a goodwill impairment charge of $7,500,000 during the three months ended March 31, 2003 to reduce the carrying value to estimated net realizable value.

Note 4.          Inventories

Inventories are comprised of the following as of September 30, 2003 and December 31, 2002:

(In thousands)	September 30, 2003	December 31, 2002
	(Unaudited)
Raw materials	$31,311	$28,911
Work-in-process:
Direct and indirect manufacturing costs	9,289	6,843
Program costs, principally engineering	14,289	14,769
Finished goods	1,376	4,773
Costs and estimated earnings in excess of billings on uncompleted contracts	8,178	4,004
Total inventories	$64,443	$59,300

Periodic assessments are performed to ensure recoverability of the program costs and adjustments are made, if necessary, to reduce inventoried costs to estimated realizable value.   In connection with the curtailment of several seating product offerings (Note 3), all inventoried costs related these programs, which aggregated $6,262,000, were charged to cost of sales during the three months ended June 30, 2003.  In addition, $3,073,000 of excess and obsolete inventory associated with the curtailed seating product offerings and down-sizing of a furniture manufacturing facility was also charged to cost of sales during the three months ended June 30, 2003.

Total costs and estimated earnings on all uncompleted contracts as of September 30, 2003 and December 31, 2002 are comprised of the following:

(In thousands)	September 30, 2003	December 31, 2002
	(Unaudited)
Costs incurred on uncompleted contracts	$69,495	$49,572
Estimated earnings recognized	76,727	63,699
Total costs and estimated earnings	146,222	113,271
Less billings to date	(138,103)	(109,880)
Net	$8,119	$3,391

Balance sheet classification:
Asset – Costs and estimated earnings in excess of billings	$8,178	$4,004
Liability – Billings in excess of costs and estimated earnings (Note 7)	(59)	(613)
Net	$8,119	$3,391

Revenues and earnings for products manufactured under long-term contracts are recognized under the percentage-of-completion method using total contract price, actual costs incurred to date and an estimate of the completion costs for each contract.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Note 5.          Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and the provisions of SFAS No. 141, “Business Combinations,” which were required to be adopted concurrent with the adoption of SFAS No. 142.  During 2002, the Company completed the transitional impairment testing of goodwill recorded as of January 1, 2002 as required under SFAS No. 142.  Fair value of each reporting unit was determined using a discounted cash flow approach taking into consideration projections based on the individual characteristics of the reporting units, historical trends, market multiples for comparable businesses and independent appraisals.  Unallocated goodwill was allocated to the reporting units for impairment testing purposes.

The results indicated that the carrying value of goodwill was impaired.  The resulting impairment was primarily attributable to a change in the evaluation criteria for goodwill utilized under previous accounting guidance to the fair value approach stipulated in SFAS No. 142.  In accordance with the transitional provision of SFAS No. 142, the Company recorded a $17,828,000 noncash write-down of goodwill (net of $878,000 income tax benefit) as of January 1, 2002 as a cumulative effect of a change in accounting principle.  An additional $39,322,000 noncash write-down of goodwill pertained to the Specialty Avionics Group and is included in the loss from discontinued operations.

Changes in the carrying amount of goodwill, by business segment (Note 12), for the nine months ended September 30, 2003 are as follows:

	Continuing Operations				Discontinued
(In thousands)	Cabin Management Group	Systems Integration Group	Corporate	Total	Specialty Avionics Group

Balance, December 31, 2002	$173,934	$20,782	$1,714	$196,430	$80,722
Impairment charges	(34,000)	—	—	(34,000)	(7,500)
Sale of Specialty Avionics Group	—	—	—	—	(73,222)
Balance, September 30, 2003 (unaudited)	$139,934	$20,782	$1,714	$162,430	$—

As described in Note 2, on March 14, 2003, the Company entered into a definitive agreement to sell its equity interests in the subsidiaries comprising its Specialty Avionics Group.  Based upon the fair value of the group implied in the definitive agreement, the Company determined that the carrying value of the group’s net assets was not fully recoverable.  As a result, the Company recorded a goodwill impairment charge of $7,500,000 during the three months ended March 31, 2003 to reduce the carrying value to estimated net realizable value.

As required by SFAS No. 142, the Company tests goodwill for impairment annually, on October 31st of each year, or when events or changes in circumstances indicate the carrying amount may not be recoverable.  The goodwill impairment model is a two-step process.  First, it requires a comparison of the book value of net assets to the fair value of the related reporting units that have goodwill assigned to them.  If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment.  In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value.  The amount by which carrying value exceeds fair value represents the amount of goodwill impairment.

As a result of the continuing weakness in the business, VIP and head-of-state aircraft market and the Company’s decision to down-size a furniture manufacturing facility in the second quarter of fiscal 2003, the Company determined that it should reevaluate the carrying value of its goodwill prior to the annual October 31st testing date.  Accordingly, the Company performed a step-one test of goodwill associated with its furniture manufacturing reporting unit for recoverability and found the goodwill to be impaired.  As a result, the Company recorded a pre-tax charge to operations of $34,000,000 during the three months ended June 30, 2003 based on a comparison of the estimated book value of the net assets of the reporting unit to its fair value.  The charge was primarily a result of a decrease in fair value caused by using lower cash flow forecasts based on the most recently reduced industry estimates of aircraft deliveries resulting from overall industry weakness.  The amount recorded is an estimate and may be revised during fiscal 2003 upon completion of step two of the goodwill impairment model, which measures the amount of impairment.

Note 6.          Other Assets

Other assets are comprised of the following as of September 30, 2003 and December 31, 2002:

(In thousands)	September 30, 2003	December 31, 2002
	(Unaudited)
Identifiable intangible assets with finite useful lives	$26,367	$29,105
Deferred financing costs	7,117	9,168
Other non-amortizable assets	2,245	1,155
Total other assets	$35,729	$39,428

Identifiable Intangible Assets with Finite Useful Lives

Identifiable intangible assets with finite useful lives are comprised of the following as of September 30, 2003 and December 31, 2002:

	September 30, 2003 (Unaudited)			December 31, 2002
(In thousands)	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

FAA certifications	$22,272	$(5,853)	$16,419	$22,272	$(4,738)	$17,534
Customer contracts	8,390	(5,595)	2,795	8,390	(4,695)	3,695
Engineering drawings	7,645	(2,159)	5,486	7,645	(1,776)	5,869
Other identifiable intangibles	2,955	(1,288)	1,667	2,955	(948)	2,007
Total identifiable intangibles	$41,262	$(14,895)	$26,367	$41,262	$(12,157)	$29,105

Estimated annual amortization expense for all identifiable intangible assets with finite useful lives for the five-year period ending December 31, 2007 is as follows: 2003 – $3,644,000; 2004 – $3,644,000; 2005 – $3,477,000; 2006 – $2,275,000; and 2007 – $2,175,000.

Note 7.          Accrued Liabilities

Accrued liabilities are comprised of the following as of September 30, 2003 and December 31, 2002:

(In thousands)	September 30, 2003	December 31, 2002
	(Unaudited)
Salaries, wages, compensated absences and payroll related taxes	$7,297	$9,212
Customer advances and deposits	1,772	4,662
Accrued interest	2,397	7,465
Billings in excess of costs and estimated earnings on uncompleted contracts	59	613
Acquisition related contingent consideration	—	600
Other accrued liabilities	4,903	8,942
Total accrued liabilities	$16,428	$31,494

Note 8.          Long-Term Debt

Long-term debt includes the following amounts as of September 30, 2003 and December 31, 2002:

(In thousands)	September 30, 2003	December 31, 2002
	(Unaudited)

Senior credit facility:
Term loans	$134,925	$264,200
Revolving line of credit	23,400	6,000
12% senior subordinated notes	100,000	100,000
Capital lease obligations and term debt financing, secured by property and equipment	9,257	10,331
Other indebtedness	—	486
Total long-term debt	267,582	381,017
Less current portion	(36,162)	(16,317)
Long-term debt, less current portion	$231,420	$364,700

During 2003, the Company amended its senior credit facility to permit the sale of its Specialty Avionics Group.  Upon consummation of the sale on May 23, 2003, the Company repaid $130,000,000 of senior credit borrowings with the estimated net proceeds from the sale.  The Company may be required to repay additional borrowings upon final determination of the net proceeds from the sale (Note 2).

The amendment also revised various financial covenants (which the Company would otherwise have not been able to meet), decreases by $10,000,000 the maximum permitted revolving line of credit borrowings to $40,000,000, increases the prime rate and LIBOR interest margins by 1.5% and permits the issuance of specified types of additional indebtedness and the repurchase of up to $20,000,000 of the Company’s 12% senior subordinated notes with the proceeds from the sale of junior securities.

As of September 30, 2003, the Company reclassified its revolving line of credit borrowings under the senior credit facility to current.  The revolving line of credit commitment expires on September 30, 2004.

Note 9.          Income Taxes

The components of income (loss) before income taxes and cumulative effect of change in accounting principle and the provisions for income tax benefit are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003	2002
	(Unaudited)

Pre-tax income (loss) reported by:
Continuing operations	$(2,600)	$1,343	$(56,259)	$(7,002)
Discontinued operations	—	2,483	(5,286)	8,716
Consolidated pre-tax income (loss)	$(2,600)	$3,826	$(61,545)	$1,714

Total provision for income taxes (benefit):
Income tax benefit based on pre-tax loss	$(1,188)	$1,296	$(23,821)	$718
Net deferred tax asset valuation allowance	1,331	—	14,387	—
Net income tax benefit	$143	$1,296	$(9,434)	$718

Allocation of total provision for income taxes (benefit):
Continuing operations	$143	$338	$(10,487)	$(2,853)
Discontinued operations	—	958	1,053	3,571
Net provision for income tax benefit	$143	$1,296	$(9,434)	$718

For the three months and nine months ended September 30, 2003 and 2002, the provision for income taxes, based on the reported consolidated pre-tax loss, differs from the amount determined by applying the applicable U.S. statutory federal rate to the pre-tax loss primarily due to the effects of state and foreign income taxes and non-deductible expenses, principally the non-deductible portion of goodwill impairment charges.

As of June 30, 2003, the Company had net deferred tax assets of $12,841,000, prior to recording a valuation allowance in June 2003, as opposed to net deferred tax liabilities in prior periods.  The change to a net asset position was primarily caused by the $34,000,000 goodwill impairment charge recorded during the second quarter of fiscal 2003.  SFAS No. 109, “Accounting for Income Taxes,” requires the recognition of a deferred tax asset for the future income tax benefit of the goodwill deductions that will be taken for income tax purposes (i.e. the goodwill that has been written off in the financial statements for book purposes will continue to be amortized and deducted for tax purposes and accordingly represents a new deferred tax asset).

As required by SFAS No. 109, the Company evaluated its deferred assets for expected recoverability based on the nature of the item, the associated taxing jurisdictions, the applicable expiration dates and future taxable income forecasts that would impact utilization.  Since there is no loss carry back potential and the Company does not have any tax planning strategies to assure recoverability, the only possibility for recovery of the net deferred assets is future taxable income.  Since there have been prior year losses, the Company believes it was not prudent to rely on future income as the means to support the carrying value of the net assets.  As a result of the Company’s evaluation, it determined that recovery was not likely in certain taxing jurisdictions and applied its judgment in estimating the amount of valuation allowance necessary under the circumstances to reduce the assets carrying value to realizable value.  Accordingly, the Company recorded the $13,056,000 valuation allowance, eliminating the net deferred asset, as of June 30, 2003.  Based upon the results of operations for the three months ended September 30, 2003, the Company determined that and additional $1,331,000 valuation allowance was required as of September 30, 2003.

For periods prior to June 30, 2003, the Company had net deferred tax liabilities ($9,002,000 as of March 31, 2003 and $10,647,000 as of December 31, 2002).  The full realization of the deferred assets was achieved through the reversal of the deferred tax liabilities in future periods.  As a result, a valuation allowance was not required for periods prior to June 30, 2003.

Deferred tax assets and liabilities are comprised of the following as of September 30, 2003 and December 31, 2002:

(In thousands)	September 30, 2003	December 31, 2002
	(Unaudited)

Gross deferred tax assets:
Loss carryforwards	$16,759	$12,173
Accrued liabilities	7,081	6,797
Inventory	3,389	4,252
Other	848	832
Gross deferred tax assets	28,077	24,054

Gross deferred tax (liabilities):
Intangible assets	(9,965)	(31,267)
Program costs	(3,707)	(6,168)
Property and equipment	(238)	(3,119)
Other	—	(56)
Gross deferred tax (liabilities)	(13,910)	(40,610)

Net deferred assets (liabilities) before valuation allowance	14,167	(16,556)
Net deferred tax asset valuation allowance	(14,387)	—
Net deferred tax liability	$(220)	$(16,556)

Balance sheet classification:
Continuing operations:
Current deferred tax asset	$180	$16,430
Noncurrent deferred tax (liability)	(400)	(27,077)
Net continuing operations	(220)	(10,647)

Discontinued operations:
Current deferred tax asset	—	6,201
Noncurrent deferred tax (liability)	—	(12,110)
Net discontinued operations	—	(5,909)
Net deferred tax (liability)	$(220)	$(16,556)

Note 10.   Capital Structure

Mandatorily Redeemable Preferred Stock

The table below summarizes the increase in mandatorily redeemable preferred stock during the nine months ended September 30, 2003.

(In thousands, except share and per share data)	Number of Shares	Mandatory Redemption Value	Unamortized Issuance Discount	Net Book Value

Balance, December 31, 2002	370,061	$37,006	$(2,925)	$34,081
Accrued dividends and redemption value accretion	46,207	4,621	351	4,972
Balance, September 30, 2003 (Unaudited)	416,268	$41,627	$(2,574)	$39,053

Per share liquidation value as of September 30, 2003 (Unaudited)		$100.00

Holders of the preferred stock are entitled to receive, when, as and if declared, dividends at a rate equal to 16% per annum.  Prior to June 30, 2005, the Company may, at its option, pay dividends either in cash or by the issuance of additional shares of preferred stock.  Since the preferred stock issuance date on June 30, 2000, the Company has elected to issue additional shares in lieu of cash dividend payments.  The preferred stock is mandatorily redeemable in cash on March 31, 2009.

Note 11.   Commitments and Contingencies

Litigation

As part of its investigation of the crash of Swissair Flight 111 off the Canadian coast on September 2, 1998, the Canadian Transportation Safety Board (the “CTSB”) initially notified the Company that it recovered burned wire that was attached to the in-flight entertainment system installed on some of Swissair’s aircraft by one of the Company’s subsidiaries.  The Company’s subsidiary has worked vigorously over the last five years with the CTSB investigators in the fact-finding investigation of this catastrophic incident.  On March 27, 2003, the CTSB released its final report on its investigation.  This report indicated that the CTSB was unable to conclusively determine the cause of the fire which led to the crash of the aircraft.

The Company was a defendant in most, but not all, of the actions brought by the estates of the 229 victims of the crash.  The actions, which sought damages and costs in unstated amounts, claimed negligence, strict liability, and breach of warranty.  Virtually all of the cases have been settled by Boeing and Swissair’s insurers and both assignment of the claims against, and releases in favor, of the Company have been obtained by the Boeing and Swissair insurers.

On September 22, 2003, the Company and its insurers entered into an agreement with Boeing, Swissair and each of their respective insurers, in which the Company received a release from those parties and an indemnification by Boeing and Swissair’s insurers against claims asserted on behalf of passengers for compensatory damage and by others for contribution and/or indemnity claims.  Company management believes the agreement adequately protects the Company from all existing litigation pending against the Company arising from this catastrophic incident.  Punitive damages are not subject to the indemnity; however, while some of the passenger actions originally asserted punitive damages, by virtue of a court order, claims for punitive damages may not be prosecuted.  The aforementioned agreement did not result in the Company incurring a loss and, accordingly, no charge to operations was required.

The Company and its subsidiaries are also involved in other routine legal and administrative proceedings incident to the normal conduct of business.  Management believes the ultimate disposition of all such matters will not have a material adverse effect on the Company’s business, consolidated financial position, results of operations or cash flows.

Funding of DeCrane Holdings Preferred Stock Obligations

The Company is a wholly owned subsidiary of DeCrane Holdings whose capital structure also includes mandatorily redeemable preferred stock.  Since the Company is DeCrane Holdings’ only operating subsidiary and source of cash, the Company may be required to fund DeCrane Holdings’ preferred stock dividend and redemption obligations in the future.

DeCrane Holdings’ preferred stock dividends are payable quarterly at a rate of 14% per annum.  Prior to September 30, 2005, dividends are not paid in cash but instead accrete to the liquidation value of the preferred stock, which, in turn, increases the redemption obligation.  On or after September 30, 2005, preferred stock dividends are required to be paid in cash, if declared, and the preferred stock is mandatorily redeemable on September 30, 2009.  The DeCrane Holdings preferred stock has a total redemption value of $68,987,000 as of September 30, 2003, including accumulated dividends.

Note 12.   Business Segment Information

The Company supplies products and services to the business, VIP and head-of-state aircraft market within the aerospace industry.  The Company’s subsidiaries are organized into two groups, each of which is a strategic business that develops, manufactures and sells distinct products and services.  The groups and a description of their businesses are as follows:

•                  Cabin Management – manufactures interior cabin components, including cabin interior furnishings, cabin management systems, seating and composite components;

•                  Systems Integration – manufactures auxiliary fuel systems and auxiliary power units, provides system integration services, provides aircraft completion and refurbishment services and is a Boeing Business Jet authorized service center.

In prior periods, the Company’s Specialty Avionics Group was a third strategic business for which segment information was provided.  As a result of the sale of the Specialty Avionics Group, this group is reflected as a discontinued operation and segment information for prior periods has been restated.

Management utilizes more than one measurement to evaluate group performance and allocate resources; however, management considers Adjusted EBITDA, as defined, to be the primary measurement of a group’s overall core economic performance and return on invested capital.  Management also uses Adjusted EBITDA in the Company’s annual budget and planning process for future periods, as one of the decision-making criteria for funding discretionary capital expenditures and product development programs and as the measure in determining the value of acquisitions and dispositions.  The board of directors uses Adjusted EBITDA as one of the performance metrics for determining the amount of bonuses awarded to pursuant to the Company’s cash incentive bonus plan and as an indicator of enterprise value used in determining the exercise price of stock options granted and the acceleration of stock option vesting pursuant to the Company’s incentive stock option plan.

Management defines Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, restructuring, asset impairment and other related charges, acquisition related charges not capitalized and other noncash and nonoperating charges.  Management believes the presentation of this measure is relevant and useful to investors because it allows investors and analysts to view group performance in a manner similar to the method used by management, helps improve their ability to understand the Company’s core segment performance, adjusted for items management believes are unusual, and makes it easier to compare the Company’s results with other companies that have different financing, capital structures and tax rates.  In addition, management believes these measures are consistent with the manner in which its lenders and investors measure the Company’s overall performance and liquidity, including its ability to service debt and fund discretionary capital expenditure and product development programs.

The financial measure Adjusted EBITDA, as defined, excludes certain charges reflected in the Company’s financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  However, the Company’s presentation of Adjusted EBITDA is in accordance with the GAAP requirements of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which requires the Company to report the primary measure of segment performance used by management to evaluate and manage its businesses.  The Company’s method of calculating Adjusted EBITDA may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed in accordance GAAP, such as net income (loss), the nearest comparable GAAP financial measure.  A reconciliation of Adjusted EBITDA to net income (loss) is included herein to clarify the differences between these financial measures.

The accounting policies of the groups are substantially the same as those described in the summary of significant accounting policies Note 1 to the audited financial statements.  Some transactions are recorded at the Company’s corporate headquarters and are not allocated to the groups, such as most of the Company’s cash and cash equivalents, debt and related net interest expense, corporate headquarters costs and income taxes.

The tables below summarize selected financial data by business segment.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003	2002
	(Unaudited)

Revenues:
Cabin Management	$29,655	$41,197	$89,910	$135,296
Systems Integration	13,807	15,252	40,657	43,552
Inter-group elimination (1)	811	(238)	(281)	(525)
Consolidated totals	$44,273	$56,211	$130,286	$178,323

Adjusted EBITDA (as defined):
Cabin Management	$3,909	$8,995	$12,769	$25,498
Systems Integration	3,698	4,798	10,035	13,190
Corporate (2)	(1,133)	(1,360)	(4,640)	(4,547)
Inter-group elimination (3)	(1)	11	111	11
Consolidated totals (4)	$6,473	$12,444	$18,275	$34,152

(In thousands)	September 30, 2003	December 31, 2002
	(Unaudited)

Total assets (as of period end):
Cabin Management	$241,990	$281,655
Systems Integration	68,186	62,437
Corporate (5)	15,042	44,247
Inter-group elimination (6)	(5)	(113)
Continuing operations	325,213	388,226
Discontinued operations (Specialty Avionics)	—	160,741
Consolidated totals	$325,213	$548,967

(1)                      Inter-group sales are accounted for at prices comparable to sales to unaffiliated customers, and are eliminated in consolidation.

(2)                      Reflects the Company’s corporate headquarters costs and expenses not allocated to the groups.

(3)                      Reflects elimination of the effect of inter-group profits in inventory.

(4)                      The table below reconciles the financial measure Adjusted EBITDA, as defined, to net loss.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003	2002
	(Unaudited)
Consolidated Adjusted EBITDA (as defined)	$6,473	$12,444	$18,275	$34,152
Restructuring, asset impairment and other related charges	—	(1,486)	(47,394)	(13,195)
Depreciation and amortization of long-lived assets (a)	(2,383)	(2,672)	(7,350)	(8,119)
Acquisition related charges not capitalized	(10)	(447)	(27)	(925)
Other noncash charges	—	—	—	(138)
Interest expense	(6,546)	(6,459)	(18,883)	(18,541)
Other expenses, net	(134)	(37)	(880)	(236)
Provision for income (taxes) benefit	(143)	(338)	10,487	2,853
Income (loss) from discontinued operations	—	1,525	(5,650)	(34,177)
Cumulative effect of change in accounting principle	—	—	—	(17,828)
Net income (loss)	$(2,743)	$2,530	$(51,422)	$(56,154)

(a)          Reflects depreciation and amortization of long-lived assets and amortization of deferred financing costs, which are classified as a component of interest expense, as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2003	2002	2003	2002
	(Unaudited)

Depreciation and amortization of long-lived assets	$2,383	$2,672	$7,350	$8,119
Amortization of deferred financing costs	676	701	2,051	1,997
Consolidated depreciation and amortization	$3,059	$3,373	$9,401	$10,116

(5)                      Reflects the Company’s corporate headquarters assets, excluding investments in and notes receivable from subsidiaries.

(6)                      Reflects elimination of inter-group receivables and profits in inventory as of period end.

Note 13.   Supplemental Condensed Consolidating Financial Information

In conjunction with the 12% senior subordinated notes described in Note 8, the following condensed consolidating financial information is presented segregating the Company, as the issuer, and guarantor and non-guarantor subsidiaries.  The accompanying financial information in the guarantor subsidiaries column reflects the financial position, results of operations and cash flows for those subsidiaries guaranteeing the senior credit facility and the notes.

The guarantor subsidiaries are wholly-owned subsidiaries of the Company and their guarantees are full and unconditional on a joint and several basis.  There are no restrictions on the ability of the guarantor subsidiaries to transfer funds to the issuer in the form of cash dividends, loans or advances.  Separate financial statements of the guarantor subsidiaries are not presented because management believes that such financial statements would not be material to investors.  Investments in subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting.  Consolidating adjustments include the following:

(1)                      Elimination of investments in subsidiaries.

(2)                      Elimination of intercompany accounts.

(3)                      Elimination of equity in earnings of subsidiaries.

Balance Sheets

	September 30, 2003 (Unaudited)
(In thousands)	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments		Consolidated Total

Assets

Current assets:
Cash and cash equivalents	$2,533	$192	$—	$—		$2,725
Accounts receivable, net	—	23,983	—	—		23,983
Inventories	—	64,443	—	—		64,443
Other current assets	682	894	—	—		1,576
Total current assets	3,215	89,512	—	—		92,727

Property and equipment, net	1,962	32,365	—	—		34,327
Other assets, principally goodwill and intangibles, net	9,865	188,294	—	—		198,159
Investments in subsidiaries	91,102	—	—	(91,102	)(1)	—
Intercompany receivables	257,538	75,109	—	(332,647	)(2)	—
Total assets	$363,682	$385,280	$—	$(423,749)		$325,213

Liabilities, Mandatorily Redeemable Preferred Stock and Stockholder’s Equity (Deficit)

Current liabilities:
Current portion of long-term debt	$34,991	$1,171	$—	$—		$36,162
Other current liabilities	6,255	23,453	—	—		29,708
Total current liabilities	41,246	24,624	—	—		65,870

Long-term debt, less current portion	223,421	7,999	—	—		231,420
Intercompany payables	75,109	257,538	—	(332,647	)(2)	—
Other long-term liabilities	6,046	4,381	—	—		10,427

Mandatorily redeemable preferred stock	39,053	—	—	—		39,053

Stockholder’s equity (deficit):
Paid-in capital	113,538	151,492	—	(151,492	)(1)	113,538
Accumulated deficit	(134,731)	(60,390)	—	60,390	(1)	(134,731)
Accumulated other comprehensive loss	—	(364)	—	—		(364)
Total stockholder’s equity (deficit)	(21,193)	90,738	—	(91,102)		(21,557)
Total liabilities, mandatorily redeemable preferred stock and stockholder’s equity (deficit)	$363,682	$385,280	$—	$(423,749)		$325,213

	December 31, 2002
(In thousands)	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments		Consolidated Total

Assets

Current assets:
Cash and cash equivalents	$12,343	$78	$—	$—		$12,421
Accounts receivable, net	—	26,354	—	—		26,354
Inventories	—	59,300	—	—		59,300
Other current assets	17,711	443	—	—		18,154
Assets of discontinued operations	—	166,507	5,197	(10,963	)(1)	160,741
Total current assets	30,054	252,682	5,197	(10,963)		276,970

Property and equipment, net	2,485	33,654	—	—		36,139
Other assets, principally goodwill and intangibles, net	11,708	224,150	—	—		235,858
Investments in subsidiaries	348,559	—	—	(348,559	)(1)	—
Intercompany receivables	276,121	172,389	5,740	(454,250	)(2)	—
Total assets	$668,927	$682,875	$10,937	$(813,772)		$548,967

Liabilities, Mandatorily Redeemable Preferred Stock and Stockholder’s Equity

Current liabilities:
Current portion of long-term debt	$15,337	$980	$—	$—		$16,317
Other current liabilities	16,786	27,763	—	—		44,549
Liabilities of discontinued operations	—	19,954	(26)	—		19,928
Total current liabilities	32,123	48,697	(26)	—		80,794

Long-term debt, less current portion	355,568	9,132	—	—		364,700
Intercompany payables	178,242	276,008	—	(454,250	)(2)	—
Other long-term liabilities	33,601	840	—	—		34,441

Mandatorily redeemable preferred stock	34,081	—	—	—		34,081

Stockholder’s equity:
Paid-in capital	118,621	337,592	15,440	(353,032	)(1)	118,621
Retained earnings (deficit)	(83,309)	10,967	(4,477)	(6,490	)(1)	(83,309)
Accumulated other comprehensive loss	—	(361)	—	—		(361)
Total stockholder’s equity	35,312	348,198	10,963	(359,522)		34,951
Total liabilities, mandatorily redeemable preferred stock and stockholder’s equity	$668,927	$682,875	$10,937	$(813,772)		$548,967

Statements of Operations

	Nine Months Ended September 30, 2003 (Unaudited)
(In thousands)	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments		Consolidated Total

Revenues	$—	$130,286	$—	$—		$130,286
Cost of sales	—	111,338	—	—		111,338
Gross profit	—	18,948	—	—		18,948

Selling, general and administrative expenses	5,217	13,489	—	—		18,706
Impairment of goodwill	—	34,000	—	—		34,000
Amortization of intangible assets	—	2,738	—	—		2,738
Interest expense	18,535	348	—	—		18,883
Intercompany charges	(18,265)	18,265	—	—		—
Equity in loss of subsidiaries	36,449	218	—	(36,667	)(3)	—
Other expenses, net	33	847	—	—		880
Provision for income taxes (benefit)	9,453	(19,940)	—	—		(10,487)
Loss from discontinued operations	—	5,432	218	—		5,650

Net loss	$(51,422)	$(36,449)	$(218)	$36,667		$(51,422)

	Nine Months Ended September 30, 2002 (Unaudited)
(In thousands)	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments		Consolidated Total

Revenues	$—	$178,323	$—	$—		$178,323
Cost of sales	—	130,467	—	—		130,467

Gross profit	—	47,856	—	—		47,856

Selling, general and administrative expenses	8,339	25,115	—	—		33,454
Amortization of intangible assets	—	2,627	—	—		2,627
Interest expense	18,390	151	—	—		18,541
Intercompany charges	(17,790)	17,790	—	—		—
Equity in loss of subsidiaries	50,395	9,358	—	(59,753	)(3)	—
Other expenses (income), net	251	(15)	—	—		236
Provision for income taxes (benefit)	(4,915)	2,062	—	—		(2,853)
Loss from discontinued operations	—	24,819	9,358	—		34,177
Cumulative effect of change in accounting principle	1,484	16,344	—	—		17,828

Net loss	$(56,154)	$(50,395)	$(9,358)	$59,753		$(56,154)

Statements of Cash Flows

	Nine Months Ended September 30, 2003 (Unaudited)
(In thousands)	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments		Consolidated Total

Cash flows from operating activities:
Net loss	$(51,422)	$(36,449)	$(218)	$36,667	(3)	$(51,422)
Loss from discontinued operations	—	5,432	218	—		5,650
Noncash adjustments:
Equity in loss of subsidiaries	36,449	218	—	(36,667	)(3)	—
Other noncash adjustments	(9,168)	51,069	—	—		41,901
Changes in working capital	(5,350)	(18,304)	—	—		(23,654)
Net cash provided by (used for) operating activities	(29,491)	1,966	—	—		(27,525)

Cash flows from investing activities:
Net proceeds from sale of Specialty Avionics Group	132,800	—	—	—		132,800
Capital expenditures	(26)	(3,064)	—	—		(3,090)
Cash paid for acquisitions	(600)	—	—	—		(600)
Net cash provided by (used for) investing activities	132,174	(3,064)	—	—		129,110

Cash flows from financing activities:
Principal payments on long-term debt, leases and other debt	(129,893)	(982)	—	—		(130,875)
Net senior revolving credit facility borrowings	17,400	—	—	—		17,400
Net cash used for financing activities	(112,493)	(982)	—	—		(113,475)
Net cash provided by discontinued operations	—	2,194	—	—		2,194
Net increase (decrease) in cash and equivalents	(9,810)	114	—	—		(9,696)
Cash and equivalents at beginning of period	12,343	78	—	—		12,421
Cash and equivalents at end of period	$2,533	$192	$—	$—		$2,725

	Nine Months Ended September 30, 2002 (Unaudited)
(In thousands)	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments		Consolidated Total

Cash flows from operating activities:
Net loss	$(56,154)	$(50,395)	$(9,358)	$59,753	(3)	$(56,154)
Loss from discontinued operations	—	24,819	9,358	—		34,177
Noncash adjustments:
Equity in loss of subsidiaries	50,395	9,358	—	(59,753	)(3)	—
Other noncash adjustments	4,188	31,275	—	—		35,463
Changes in working capital	18,788	(24,431)	—	—		(5,643)
Net cash provided by (used for) operating activities	17,217	(9,374)	—	—		7,843

Cash flows from investing activities:
Cash paid for acquisitions	(5,890)	—	—	—		(5,890)
Capital expenditures	(46)	(2,999)	—	—		(3,045)
Net cash used for investing activities	(5,936)	(2,999)	—	—		(8,935)

Cash flows from financing activities:
Net senior revolving credit facility borrowings	9,000	—	—	—		9,000
Capital contribution	5,000	—	—	—		5,000
Other long-term borrowings	—	1,145	—	—		1,145
Principal payments on long-term debt and leases	(8,460)	(1,447)	—	—		(9,907)
Deferred financing costs	(1,663)	—	—	—		(1,663)
Other, net	(368)	—	—	—		(368)
Net cash provided by (used for) financing activities	3,509	(302)	—	—		3,207
Net cash provided by discontinued operations	—	12,960	—	—		12,960
Net increase in cash and equivalents	14,790	285	—	—		15,075
Cash and equivalents at beginning of period	9,641	(163)	—	—		9,478
Cash and equivalents at end of period	$24,431	$122	$—	$—		$24,553

ITEM 2.          MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussions should be read in conjunction with our financial statements and accompanying notes included in this report.

Recent Developments

On May 23, 2003, we consummated the sale of our equity interests in the subsidiaries comprising the Specialty Avionics Group to Wings Holdings, Inc., an affiliate of Odyssey Investment Partners, LLC, for $140.0 million in cash.  Proceeds of $130.0 million from the sale were used to repay senior credit facility borrowings, in accordance with the facility’s terms which were amended to permit the sale.

As we originally described in our Form 10-K for the year ended December 31, 2002 and Form 10-Q for the three months ended March 31, 2003, our failure to consummate the sale of the Specialty Avionics Group by June 30, 2003 would have been an event of default under the amended senior credit facility.  As a result, our independent accountants qualified their report on our audited financial statements for the year ended December 31, 2002 with respect to our ability to continue as a going concern.  Consummation of the sale and repayment of $130.0 million of borrowings alleviated our independent accountants’ doubt about our ability to continue as a going concern.  As a result, our independent accountants issued a revised, unqualified report on our financial statements, which we included in Amendment No. 1 to our Form 10-K for the year ended December 31, 2002.  See “—Liquidity and Capital Resources–Recent Developments Affecting Financial Condition and Liquidity” below for additional information.

The sale of the Specialty Avionics Group is not expected to affect the operations of the remaining operating groups.  As a result of the sale, the Specialty Avionics Group is presented as a discontinued operation in our consolidated financial statements and our discussion below of our results of operations reflects only continuing operations for all periods.

Industry Overview and Trends

We compete in the aircraft products and services market of the aerospace industry.  The market for our products and services is largely driven by demand in the three civil aircraft markets: business, VIP and head-of-state aircraft and, to a lesser extent, commercial and regional aircraft.  Weak global economic conditions, which were exacerbated by the September 11, 2001 terrorist attack on the United States, ongoing concerns about global terrorism, the current Middle Eastern military conflicts and the Severe Acute Respiratory Syndrome, or SARS, epidemic are all adversely impacting the aerospace industry and have led to a decrease in demand for business, VIP and head-of-state aircraft.  In response to certain of these adverse conditions, we have announced and implemented a series of restructuring activities designed to reduce expenses and conserve working capital.  See “—Restructuring, Asset Impairment and Other Related Charges” below for additional information.

The business, VIP and head-of-state aircraft portion of our business experienced weakness during 2002 and will continue to experience weakness throughout 2003 as evidenced by various manufacturers’ announced plans to temporarily suspend production at various times throughout the year in response to the weak demand for new aircraft.  However, we believe business, VIP and head-of-state aircraft deliveries may experience a modest recovery in 2004 and continuing strengthening thereafter.  The commercial aircraft portion of our business, which subsequent to the sale of the Specialty Avionics Group accounts for less than 5% of consolidated revenues, also experienced significant weakness in 2002 and the first half of 2003 and we believe this condition will continue through 2003 and into 2004, with potential recovery not expected to occur until at least 2005.  Our beliefs are based on the assumptions that we will experience economic recovery and there are no further negative geo-political developments affecting our industry.

Results of Operations

Performance Measures

The following discussion of our results of operations includes discussions of financial measures and operating statistics we use to evaluate the performance of, and trends in, our businesses.  We believe the presentation of these measures and statistics are relevant and useful to investors because it allows them to view performance and trends in a manner similar to the methods we use.  These measures and statistics, and why they are important to us and could be of interest to you, are described below.

Adjusted EBITDA.  Our discussion of the results of operations includes discussions of financial measures determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as well as the financial measure Adjusted EBITDA, which excludes certain charges reflected in our GAAP basis financial statements.  Our presentation of Adjusted EBITDA is in accordance with the GAAP requirements of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which requires us to report the primary measure of segment performance we use to evaluate and manage our businesses.

We utilize more than one measurement to evaluate segment performance and allocate resources among our operating segments; however, we consider Adjusted EBITDA, as defined below, to be the primary measurement of overall operating segment core economic performance and return on invested capital.  We also use Adjusted EBITDA in the annual budgeting and planning for future periods, as one of the decision-making criteria for funding discretionary capital expenditure and product development programs and as the measure for determining the value of acquisitions and dispositions.  Our board of directors uses Adjusted EBITDA as one of the performance metrics for determining the amount of bonuses awarded to pursuant to the cash incentive bonus plan and as an indicator of enterprise value used in determining the exercise price of stock options granted and the acceleration of stock option vesting pursuant the incentive stock option plan.

We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, restructuring, asset impairment and other related charges, acquisition related charges not capitalized and other noncash and nonoperating charges.  We believe the presentation of this measure is relevant and useful to investors because it allows investors and analysts to view segment performance in a manner similar to the method we use, helps improve their ability to understand our core segment performance, adjusted for items we believe are unusual, and makes it easier to compare our results with other companies that have different financing, capital structures and tax rates.  In addition, we believe these measures are consistent with the manner in which our lenders and investors measure our overall performance and liquidity, including our ability to service debt and fund discretionary capital expenditure and product development programs.

Our method of calculating Adjusted EBITDA may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed in accordance GAAP, such as net income (loss), the nearest comparable GAAP financial measure.  Adjusted EBITDA should not be viewed as substitutes for or superior to net income (loss), cash flow from operations or other data prepared in accordance with GAAP as a measure of our profitability or liquidity.  The notes to our financial statements include information about our operating segments, including Adjusted EBITDA, and should be read in conjunction with the discussions presented herein.  The notes to our financial statements also include a reconciliation of Adjusted EBITDA to net income (loss) to clarify the differences between these financial measures.

Bookings and Backlog.  Bookings and backlog are operating statistics we use as leading trend indicators of future demand for our products and services.  Bookings and backlog are based upon the value of purchase orders received from our customers, which will result in revenues, if and when such orders are filled.

Bookings represent the total invoice value of purchase orders received during the period and backlog represents the total invoice value of unfilled purchase orders as of the end of a period.  Orders may be subject to change or cancellation by the customer prior to shipment.  The level of unfilled orders at any given date during the year will be materially affected by the timing of our receipt of orders and the speed with which those orders are filled.

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2002

Our results of operations have been affected by restructuring, asset impairment and other related charges relating to a series of restructuring activities and goodwill impairment charges.  These charges, which affect the comparability of our reported results of operations between periods, are more fully described in “—Restructuring, Asset Impairment and Other Related Charges” and “—Goodwill Impairment Charges” below.

Revenues.  Revenues decreased $11.9 million, or 21.2%, to $44.3 million for the three months ended September 30, 2003 from $56.2 million for the three months ended September 30, 2002.  By segment, revenues changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(11.5)	(28.0)%
Systems Integration	(1.4)	(9.5)
Inter-group elimination	1.0
Total	$(11.9)

Cabin Management.  Revenues decreased by $11.5 million, or 28.0% compared to the prior year.  The decrease, which is across substantially all of our product and services categories, is caused by the ongoing adverse impact of weak global economic conditions which reduces the affordability of business, VIP and head-of-state aircraft and therefore demand for the products and services we provide.  The 2003 decrease consists of:

•                  a $12.0 million decrease in aircraft furniture and related products revenues; and

•                  a $0.7 million decrease in cabin management and entertainment systems revenues; offset by,

•                  a $0.5 million increase in seating products revenues; and,

•                  a $0.7 million increase in other product and services revenues.

The revenue decrease was caused by lower order volume from our customers as opposed to a loss of customers or price reductions.  The decrease in order volume is attributable to weak global economic conditions and the impact these conditions are having on manufacturers of business, VIP and head-of-state aircraft and therefore demand for the products and services we provide to them.  Weak global economic conditions have reduced the amount of discretionary income available to purchase and operate these types of aircraft.  As a result, the manufacturers of these aircraft have experienced a decrease in orders for new aircraft which, in turn, reduces the orders our customers place with us.

Revenues from Textron and Bombardier, our principal customers, decreased $7.3 million compared to the prior year as a result of the decrease in orders and resulting lower production of aircraft they are experiencing due to the economic downturn.  We also experienced similar volume decreases from our other customers during the period.

Systems Integration.  Revenues decreased by $1.4 million, or 9.5% compared to the prior year, due to:

•                  a $1.8 million decrease resulting from reduced production and delivery of business, VIP, head-of-state aircraft products and services due to the weak global economic conditions; offset by,

•                  a $0.4 million increase in the commercial aircraft systems integration engineering services.

Gross profit.  Gross profit decreased $8.8 million to $9.2 million for the three months ended September 30, 2003 from $18.0 million for the same period last year.  By segment, gross profit changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(7.0)	(58.0)%
Systems Integration	(1.8)	(29.8)
Total	$(8.8)

Cabin Management.  Gross profit decreased by $7.0 million, or 58.0% compared to the prior year, primarily due to:

•                  a $7.6 million decrease in profit margins due to lower volume for our business, VIP and head-of-state aircraft furniture and seating products; and

•                  a $0.4 million decrease in gross profit related to lower volume for our cabin management and entertainment systems; offset by

•                  a $0.7 million increase caused by restructuring charges incurred in 2002 related to our restructuring activities; and

•                  a $0.3 million increase in revenues for other products and services.

Systems Integration.  Gross profit decreased by $1.8 million, or 29.8% compared to the prior year, primarily as a result of unfavorable overhead absorption caused by lower production volume and a change in product delivery mix.

Selling, general and administrative expenses.  Selling, general and administrative expenses decreased $5.0 million, or 54.1%, to $4.2 million for the three months ended September 30, 2003, from $9.2 million for the same period last year.  By segment, SG&A expenses changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(3.5)	(60.7)%
Systems Integration	(0.8)	(53.5)
Corporate	(0.7)
Total	$(5.0)

Cabin Management.  SG&A expenses decreased by $3.5 million, or 60.7% compared to the prior year, due to:

•                  a $2.7 million decrease in expenses resulting from cost reduction measures implemented in response to lower sales volume resulting from the weak global economic conditions; and

•                  $0.8 million of charges related to our restructuring activities in 2002.

Systems Integration.  SG&A expenses decreased by $0.8 million, or 53.5% compared to the prior year, due to lower labor and employee benefit costs resulting from workforce reductions in 2003.

Depreciation and amortization of intangibles.  Depreciation and amortization expense decreased $0.3 million to $2.4 million for the three months ended September 30, 2003 from $2.7 million for the same period last year, primarily resulting from reduced capital expenditures and a lower depreciable base resulting from impairment charges recorded during 2002.

Adjusted EBITDA.  As described above in “—Performance Measures—Adjusted EBITDA,” we use this financial measure to evaluate the core economic performance of our operating segments.  The notes to our financial statements include additional information about Adjusted EBITDA, and should be read in conjunction with the discussions presented herein.  The notes to our financial statements also include a reconciliation of Adjusted EBITDA to net income (loss), a GAAP financial measure, to clarify the differences between these two measures.

Cabin Management.  Adjusted EBITDA decreased by $5.1 million, or 56.5%, to $3.9 million for the three months ended September 30, 2003 compared to $9.0 million for the same period last year primarily due to:

•                  a $4.5 million decrease in gross profit related to lower volume in our business/VIP aircraft furniture and seating operations;

•                  a $0.5 million decrease in gross profit related to lower volume in our cabin management and entertainment systems; and

•                  a $0.1 million decrease in gross profit related to our other products and services.

Systems Integration.  Adjusted EBITDA decreased by $1.1 million, or 22.9%, to $3.7 million for the three months ended September 30, 2003 compared to $4.8 million for the same period last year due to unfavorable overhead absorption caused by lower production volume.

Operating income.  Operating income decreased $3.8 million to $4.0 million for the three months ended September 30, 2003, from income of $7.8 million for the same period last year.  By segment, operating income changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(3.5)	(59.7)%
Systems Integration	(1.0)	(24.9)
Corporate	0.7
Total	$(3.8)

Cabin Management.  Operating income decreased by $3.5 million, or 59.7% compared to the prior year, due to:

•                  a $5.0 million decrease in gross profit, principally related to lower revenues in our business, VIP and head-of-state aircraft furniture and seating operations; offset by

•                  a $1.5 million increase resulting from restructuring charges recorded in 2002 related to the consolidation of our seating and related manufacturing operations.

Systems Integration. Operating income decreased by $1.0 million, or 24.9% compared to the prior year, due to lower production volume and change in product delivery mix.

Interest expense.  Interest expense increased $0.1 million, or 1.4%, to $6.5 million for the three months ended September 30, 2003.  The increase is attributable to a 1.5% increase in interest rate margins charged by our lenders pursuant to the March 28, 2003 senior bank credit facility amendment, partially offset by lower principal balances outstanding.

Provision for income tax benefit.  The provision for income taxes is comprised of the following:

	Three Months Ended September 30,
(In millions)	2003	2002

Income taxes (benefit) based on reported pre-tax income (loss)	$(1.2)	$0.3
Net deferred tax asset valuation allowance	1.3	—
Net provision for income taxes	$0.1	$0.3

The provision for income taxes, based on the reported consolidated pre-tax loss, differs from the amount determined by applying the applicable U.S. statutory federal rate to the pre-tax loss primarily due to the effects of state and foreign income taxes and non-deductible expenses, principally the non-deductible portion of goodwill impairment charges.

As of June 30, 2003, we had net deferred tax assets of $12.8 million, prior to recording a valuation allowance in June 2003, as opposed to net deferred tax liabilities in prior periods.  The change to a net asset position was primarily caused by the $34.0 million goodwill impairment charge recorded during the second quarter of fiscal 2003.  SFAS No. 109, “Accounting for Income Taxes,” requires the recognition of a deferred tax asset for the future income tax benefit of the goodwill deductions that will be taken for income tax purposes (i.e. the goodwill that has been written off in the financial statements for book purposes will continue to be amortized and deducted for tax purposes and accordingly represents a new deferred tax asset).

As required by SFAS No. 109, we evaluated our deferred assets for expected recoverability based on the nature of the item, the associated taxing jurisdictions, the applicable expiration dates and future taxable income forecasts that would impact utilization.  Since there is no loss carry back potential and we do not have any tax planning strategies to assure recoverability, the only possibility for recovery of the net deferred assets is future taxable income.  Since there have been prior year losses, we believe it was not prudent to rely on future income as the means to support the carrying value of the net assets.  As a result of our evaluation, we determined that recovery was not likely in certain taxing jurisdictions and applied our judgment in estimating the amount of valuation allowance necessary under the circumstances to reduce the assets carrying value to realizable value.  Accordingly, we recorded a $13.1 million valuation allowance, eliminating the net deferred asset, as of June 30, 2003.  Based upon the results of operations for the three months ended September 30, 2003, we determined that and additional $1.3 million valuation allowance was required as of September 30, 2003.

For periods prior to June 30, 2003, we had net deferred tax liabilities ($9.0 million as of March 31, 2003 and $10.6 million as of December 31, 2002).  The full realization of the deferred assets was achieved through the reversal of the deferred tax liabilities in future periods.  As a result, a valuation allowance was not required for periods prior to June 30, 2003.

Income (loss) from continuing operations.  Income from continuing operations decreased $3.7 million to a loss of $2.7 million for the three months ended September 30, 2003 compared to income of $1.0 million for the same period last year, primarily due to:

•                  a $3.8 million decrease in operating income; and

•                  a $0.1 million increase in interest and other expenses (net); offset by

•                  a $0.2 million decrease in the provision for income taxes.

Income from discontinued operations.  Income from discontinued operations was $1.5 million for the three months ended September 30, 2002 and reflects the results of operations of our Specialty Avionics Group which was sold on May 23, 2003.

Net income (loss).  Net income decreased $5.2 million to a net loss of $2.7 million for the three months ended September 30, 2003 compared to net income of $2.5 million for the same period last year.  The increase is attributable to an increase in the loss from continuing operations of $3.7 million and a decrease in the income from discontinued operations of $1.5 million.

Net income (loss) applicable to common stockholder.  Net income applicable to DeCrane Holdings, our common stockholder, decreased $5.5 million to a net loss of $4.5 million for the three months ended September 30, 2003 compared to a net income of $1.0 million for the same period last year.  The increase in the net loss applicable to our common stockholder is attributable to:

•                  a $7.0 million increase in our net loss; offset by

•                  a $1.5 million decrease in accrued 16% mandatorily redeemable preferred stock dividends resulting from the July 1, 2003 adoption of SFAS No. 150.

Bookings.  Bookings decreased $7.9 million, or 18.4%, to $34.9 million for the three months ended September 30, 2003 compared to $42.8 million for the same period last year.  The decrease in bookings for 2003 is due to decreases in orders for all of our business segments.

Backlog at end of period.  Backlog decreased $2.1 million to $64.7 million as of September 30, 2003 compared to $66.8 million as of December 30, 2002.

As described in “—Industry Overview and Trends,” the acts and ongoing threats of global terrorism, the current military conflicts, SARS epidemic and weak global economic conditions are having an adverse impact on our business, resulting in the decrease in bookings during 2003.  In addition, we believe that some of our customers have substantially reduced their order lead times which may have adversely affected bookings during the period.

We are not able to predict the continuing impact these events will have on bookings and backlog in future periods.  However, given the magnitude of these events, the adverse impact could be material.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Our results of operations have been affected by restructuring, asset impairment and other related charges relating to a series of restructuring activities and goodwill impairment charges.  These charges, which affect the comparability of our reported results of operations between periods, are more fully described in “—Restructuring, Asset Impairment and Other Related Charges” and “—Goodwill Impairment Charges” below.

Revenues.  Revenues decreased $48.0 million, or 26.9%, to $130.3 million for the nine months ended September 30, 2003 from $178.3 million for the nine months ended September 30, 2002.  By segment, revenues changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(45.4)	(33.5)%
Systems Integration	(2.9)	(6.6)
Inter-group elimination	0.3
Total	$(48.0)

Cabin Management.  Revenues decreased by $45.4 million, or 33.5% compared to the prior year.  The decrease, which is across substantially all of our product and services categories, is caused by the ongoing adverse impact of weak global economic conditions which reduces the affordability of business, VIP and head-of-state aircraft and therefore demand for the products and services we provide.  The 2003 decrease consists of:

•                  a $41.6 million decrease in aircraft furniture and related products revenues;

•                  a $3.5 million decrease in cabin management and entertainment systems revenues; and

•                  a $1.3 million decrease in seating products revenues; offset by,

•                  a $1.0 million increase in other product and services revenues.

The revenue decrease was caused by lower order volume from our customers as opposed to a loss of customers or price reductions.  The decrease in order volume is attributable to weak global economic conditions and the impact these conditions are having on manufacturers of business, VIP and head-of-state aircraft and therefore demand for the products and services we provide to them.  Weak global economic conditions have reduced the amount of discretionary income available to purchase and operate these types of aircraft.  As a result, the manufacturers of these aircraft have experienced a decrease in orders for new aircraft which, in turn, reduces the orders our customers place with us.

Revenues from Textron and Bombardier, our principal customers, decreased $38.7 million compared to the prior year as a result of the decrease in orders and resulting lower production of aircraft they are experiencing due to the economic downturn.  Both companies temporarily suspended production of various models of aircraft for several weeks during fiscal 2003 in response to their low order backlog resulting from the weak demand for new aircraft.  We also experienced similar volume decreases from our other customers during the period.

Systems Integration.  Revenues decreased by $2.9 million, or 6.6% compared to the prior year, due to:

•                  a $4.2 million decrease resulting from reduced production and delivery of business, VIP and head-of-state aircraft products and services due to the adverse impact weak global economic conditions are having on the demand for those types of aircraft; and

•                  a $0.8 million decrease in the commercial aircraft systems integration engineering services provided in the aftermath of September 11th and resulting down-turn in the commercial airline industry; the airline industry’s corresponding reduction in the size of its operating fleet and the delay or postponement of retrofit and refurbishment programs for the remaining operational fleet reduced demand for our integration and engineering services; offset by

•                  a $2.1 million increase resulting from revenue pursuant to the “take-or-pay” provisions of a major supply contract.

Gross profit.  Gross profit decreased $28.9 million, or 60.4%, to $19.0 million for the nine months ended September 30, 2003 from $47.9 million for the same period last year.  By segment, gross profit changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(23.3)	(78.2)%
Systems Integration	(5.6)	(31.5)
Total	$(28.9)

Cabin Management.  Gross profit decreased by $23.3 million, or 78.2% compared to the prior year, primarily due to:

•                  a $17.5 million decrease resulting from lower volume for our business, VIP and head-of-state aircraft furniture and seating products;

•                  a $6.2 million decrease caused by restructuring charges incurred in 2003 as compared to those recorded in 2002 related to our restructuring activities; and

•                  a $1.4 million decrease in gross profit related to lower volume for our cabin management and entertainment systems; offset by

•                  a $1.8 million increase from our other products and services, which is comprised of:

•                  a $1.0 million increase resulting from an increase in revenues;

•                  a $2.5 million decrease in materials costs; offset by

•                  a $1.7 million increase in direct labor and overhead costs.

Systems Integration.  Gross profit decreased by $5.6 million, or 31.5% compared to the prior year, primarily due to:

•                  a $4.9 million decrease resulting from lower revenues and unfavorable overhead absorption as a result of lower production and a change in product delivery mix; and

•                  a $0.7 million decrease in the commercial aircraft systems integration engineering services provided.

Selling, general and administrative expenses.  Selling, general and administrative expenses decreased $14.7 million, or 44.1%, to $18.7 million for the nine months ended September 30, 2003, from $33.4 million for the same period last year.  By segment, SG&A expenses changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(10.9)	(50.7)%
Systems Integration	(2.7)	(48.8)
Corporate	(1.1)
Total	$(14.7)

Cabin Management.  SG&A expenses decreased by $10.9 million, or 50.7% compared to the prior year, due to:

•                  a $6.0 million reduction caused by restructuring charges incurred in 2003 as compared to those recorded in 2002 related to our restructuring activities; and

•                  a $4.9 million decrease in expenses resulting from cost reduction measures implemented in response to lower sales volume resulting from the weak global economic conditions.

Systems Integration.  SG&A expenses decreased by $2.7 million, or 48.8% compared to the prior year, due to lower labor and employee benefit costs resulting from workforce reductions in 2003.

Impairment of goodwill.  During the nine months ended September 30, 2003, a $34.0 million charge was recorded to reflect the additional impairment of goodwill in connection with the impairment testing provision of SFAS No. 142, “Goodwill and Other Intangible Assets.”  The additional impairment results from continuing weak global economic conditions which reduces the affordability of business, VIP and head-of-state aircraft and therefore demand for the products and services we provide.  The impairment charge pertains to our furniture manufacturing reporting unit within our Cabin Management Group.  See “—Goodwill Impairment Charges” below for additional information.

Depreciation and amortization of intangibles.  Depreciation and amortization expense decreased $0.8 million to $7.3 million for the nine months ended September 30, 2003 from $8.1 million for the same period last year, primarily resulting from reduced capital expenditures and a lower depreciable base resulting from impairment charges recorded during 2002 as follows.

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Depreciation charged to:
Cost of sales	$(0.3)	(8.9)%
Selling, general and administrative expense	(0.6)	(26.5)
Amortization of intangible assets	0.1	4.2
Total	$(0.8)

Adjusted EBITDA.  As described above in “—Performance Measures–Adjusted EBITDA,” we use this financial measure to evaluate the core economic performance of our operating segments.  The notes to our financial statements include additional information about Adjusted EBITDA, and should be read in conjunction with the discussions presented herein.  The notes to our financial statements also include a reconciliation of Adjusted EBITDA to net income (loss), a GAAP financial measure, to clarify the differences between these two measures.

Cabin Management.  Adjusted EBITDA decreased by $12.7 million, or 49.9%, to $12.8 million for the nine months ended September 30, 2003 compared to $25.5 million for the same period last year primarily due to:

•                  an $11.8 million decrease in gross profit related to our business/VIP/head-of-state aircraft furniture and seating operations; and

•                  a $1.5 million decrease in gross profit related our cabin management and entertainment systems; offset by,

•                  a $0.6 million increase in gross profit related to our other products and services.

Systems Integration.  Adjusted EBITDA decreased by $3.2 million, or 23.9%, to $10.0 million for the nine months ended September 30, 2003 compared to $13.2 million for the same period last year due to lower sales volume partially offset by reduced SG&A spending resulting from workforce reductions.

Operating income (loss).  Operating income decreased $48.3 million to a loss of $36.5 million for the nine months ended September 30, 2003, from operating income of $11.8 million for the same period last year.  By segment, operating income changed as follows:

	Increase (Decrease) From 2002
(In millions)	Amount	Percent

Cabin Management	$(46.6)	(652.4)%
Systems Integration	(2.9)	(26.7)
Corporate	1.2
Total	$(48.3)

Cabin Management.  Operating income decreased by $46.6 million, or 652.4% compared to the prior year, due to:

•                  a $34.0 million goodwill impairment charge in 2003;

•                  a $17.5 million decrease in gross profit, primarily due to lower revenues related to our furniture and seating operations; and

•                  a $0.2 million increase in restructuring charges incurred in 2003 as compared to those recorded in 2002 related to our restructuring activities; offset by

•                  a $5.1 million decrease in expenses resulting from cost reduction measures implemented in response to lower sales volume resulting from the weak global economic conditions.

Systems Integration. Operating income decreased by $2.9 million, or 26.7% compared to the prior year, due primarily to lower revenues, offset by reduced SG&A spending.

Interest expense.  Interest expense increased $0.4 million, or 1.8%, to $18.9 million for the nine months ended September 30, 2003 compared to $18.5 million for the same period last year.  The increase is attributable to a 1.5% increase in interest rate margins charged by our lenders pursuant to the March 28, 2003 senior bank credit facility amendment, partially offset by lower principal balances outstanding.

Provision for income tax benefit.  The provision for income taxes is comprised of the following:

	Nine Months Ended September 30,
(In millions)	2003	2002

Income tax benefit based on reported pre-tax loss	$24.9	$2.9
Net deferred tax asset valuation allowance	(14.4)	—
Net provision for income tax benefit	$10.5	$2.9

The provision for income taxes, based on the reported consolidated pre-tax loss, differs from the amount determined by applying the applicable U.S. statutory federal rate to the pre-tax loss primarily due to the effects of state and foreign income taxes and non-deductible expenses, principally the non-deductible portion of goodwill impairment charges.

As of June 30, 2003, we had net deferred tax assets of $12.8 million, prior to recording a valuation allowance in June 2003, as opposed to net deferred tax liabilities in prior periods.  The change to a net asset position was primarily caused by the $34.0 million goodwill impairment charge recorded during the second quarter of fiscal 2003.  SFAS No. 109, “Accounting for Income Taxes,” requires the recognition of a deferred tax asset for the future income tax benefit of the goodwill deductions that will be taken for income tax purposes (i.e. the goodwill that has been written off in the financial statements for book purposes will continue to be amortized and deducted for tax purposes and accordingly represents a new deferred tax asset).

As required by SFAS No. 109, we evaluated our deferred assets for expected recoverability based on the nature of the item, the associated taxing jurisdictions, the applicable expiration dates and future taxable income forecasts that would impact utilization.  Since there is no loss carry back potential and we do not have any tax planning strategies to assure recoverability, the only possibility for recovery of the net deferred assets is future taxable income.  Since there have been prior year losses, we believe it was not prudent to rely on future income as the means to support the carrying value of the net assets.  As a result of our evaluation, we determined that recovery was not likely in certain taxing jurisdictions and applied our judgment in estimating the amount of valuation allowance necessary under the circumstances to reduce the assets carrying value to realizable value.  Accordingly, we recorded a $13.1 million valuation allowance, eliminating the net deferred asset, as of June 30, 2003.  Based upon the results of operations for the three months ended September 30, 2003, we determined that and additional $1.3 million valuation allowance was required as of September 30, 2003.

For periods prior to June 30, 2003, we had net deferred tax liabilities ($9.0 million as of March 31, 2003 and $10.6 million as of December 31, 2002).  The full realization of the deferred assets was achieved through the reversal of the deferred tax liabilities in future periods.  As a result, a valuation allowance was not required for periods prior to June 30, 2003.

Loss from continuing operations.  The loss from continuing operations increased $41.6 million to a loss of $45.7 million for the nine months ended September 30, 2003 compared to a loss of $4.1 million for the same period last year, primarily due to:

•                  a $48.3 million decrease in operating income resulting, in part, from a $34.0 million goodwill impairment charge;

•                  a $0.9 million increase in interest and other expenses (net); offset by

•                  a $7.6 million increase in the provision for income tax benefit.

Loss from discontinued operations.  Loss from discontinued operations decreased $28.5 million, to a loss of $5.7 million for the nine months ended September 30, 2003 compared to a loss of $34.2 million for the same period last year.  The decrease is primarily due to:

•                  a $39.4 million charge in 2002 to reflect the cumulative effect on discontinued operations of the change in accounting principle associated with initial adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” as described below; offset by

•                  a $7.5 million charge in 2003 for the impairment of goodwill to reduce the carrying value of assets sold to their estimated net realizable value; and

•                  the result of operations of the Specialty Avionics Group through May 22, 2003 and the modest $0.7 million gain realized on the sale compared to a full nine months of operating results included in the prior year.

Cumulative effect of change in accounting principle.  The $17.8 million charge in 2002 to reflect the cumulative effect on continuing operations of the change in accounting principle was a result of transitional goodwill impairment charges recognized upon initial adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.”  Including the $39.4 million charged to discontinued operations, the total charge to reflect the cumulative effect of the change in accounting principle was $57.2 million.

Net loss.  Net loss decreased $4.7 million to a net loss of $51.4 million for the nine months ended September 30, 2003 compared to a net loss of $56.1 million for the same period last year.  The decrease is attributable to:

•                  an increase in loss from continuing operations of $41.6 million; offset by

•                  a decrease in loss from discontinued operations of $28.5 million; and

•                  a decrease in cumulative effect of change in accounting principle of $17.8 million.

Net loss applicable to common stockholder.  Net loss applicable to DeCrane Holdings, our common stockholder, decreased $4.1 million to a net loss of $56.4 million for the nine months ended September 30, 2003 compared to a net loss of $60.5 million for the same period last year.  The decrease in the net loss applicable to our common stockholder is attributable to:

•                  a $4.7 million decrease in our net loss; offset by

•                  a $0.6 million increase in accrued 16% mandatorily redeemable preferred stock dividends resulting from the quarterly compounding of accrued dividends.

Bookings.  Bookings decreased $22.4 million, or 14.7%, to $129.6 million for the nine months ended September 30, 2003 compared to $152.0 million for the same period last year.  The decrease in bookings for 2003 is due to decreases in orders for all of our business segments.

Restructuring, Asset Impairment and Other Related Charges

The following discussion should be read in conjunction with Note 3 accompanying our financial statements included in this report.

During the three months ended September 30, 2002 and the nine months ended September 30, 2003 and 2002, we recorded restructuring, asset impairment and other related pre-tax charges related to a series of restructuring activities.  These charges, and the effect these charges had on our reported results of operations, are summarized below.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2003	2002	2003	2002

Nature of charges:
Seating Product Line and Furniture Manufacturing Facilities Restructuring	$—	$—	$13.4	$—
Seat Manufacturing Facilities Restructuring	—	—	—	6.3
Asset Realignment Restructuring	—	1.5	—	6.9
Goodwill impairment charges	—	—	41.5	—
Total pre-tax charges	$—	$1.5	$54.9	$13.2

Business segment recording the charges:
Cabin Management	$—	$1.5	$47.4	$13.2
Systems Integration	—	—	—	—
Total charged to continuing operations	—	1.5	47.4	13.2
Specialty Avionics (discontinued operations)	—	—	7.5	—
Total pre-tax charges	$—	$1.5	$54.9	$13.2

Charged to operations:
Cost of sales	$—	$0.7	$12.8	$6.6
Selling, general and administrative expenses	—	0.8	0.6	6.6
Impairment of goodwill	—	—	34.0	—
Total charged to continuing operations	—	1.5	47.4	13.2
Charged to discontinued operations	—	—	7.5	—
Total pre-tax charges	$—	$1.5	$54.9	$13.2

Components of charges:
Noncash charges	$—	$1.5	$43.9	$7.4
Cash charges	—	—	3.5	5.8
Total charged to continuing operations	—	1.5	47.4	13.2
Charged to discontinued operations	—	—	7.5	—
Total pre-tax charges	$—	$1.5	$54.9	$13.2

Seating Product Line and Furniture Manufacturing Facilities Restructuring

During the second quarter of fiscal 2003, we consolidated our seating product line offerings and adopted a restructuring plan to down-size a furniture manufacturing facility in response to continuing weakness in the business, VIP and head-of-state aircraft market.  These actions were designed to reduce engineering, production and inventory carrying costs by supporting fewer product offerings and achieve profitability at the furniture manufacturing facility based on its lower production levels.  In connection with these actions, we recorded pre-tax charges to operations totaling $13.4 million during the second quarter of fiscal 2003, of which $9.9 million were noncash charges.

The charges are comprised of the write-off of inventoried costs related to discontinued product offerings, lease termination and related charges, excess and obsolete inventory write-downs and severance and other compensation costs.  As required by SFAS No. 146, the charges recorded were discounted by $0.6 million to initially measure and reflect the liabilities incurred as a result of the restructuring plan at their fair value as of June 30, 2003.  A $3.0 million restructuring reserve remains as of September 30, 2003 for lease termination and related costs.  Subsequent to September 30, 2003, the Company entered into an agreement with lessor to terminate the Company’s remaining lease obligation on the facilities permanently vacated.  As required by SFAS No. 146, the cumulative effect of a changes resulting from revisions to either the timing or the amount of estimated cash flows will be recognized as an adjustment to the liability in the period of the change.

These restructuring activities were substantially completed during the second quarter of fiscal 2003.  The manufacturing facilities were closed during June 2003.  The future cash payments will be funded from existing cash balances and internally generated cash from operations.

Asset Realignment Restructuring

During the second quarter of fiscal 2001, we adopted a restructuring plan to realign aircraft furniture production programs among our manufacturing facilities.  In addition, and in response to the adverse impact on the aerospace industry resulting from the September 11th terrorist attack and its aftermath, as well as the weakening of global economic conditions, we announced and implemented a further restructuring plan in December 2001 designed to reduce costs and conserve working capital.  This plan included permanently closing one manufacturing facility and idling a second facility for an indefinite period, curtailing several product development programs and instituting workforce reductions.

Due to the ongoing weakness of the business, VIP and head-of-state aircraft market, we decided during the second quarter of fiscal 2002 to permanently close the temporarily idled manufacturing facility.  In connection with this decision, we recorded additional pre-tax charges to operations totaling $6.9 million during the year ended December 31, 2002, of which $3.8 million were noncash charges, for additional impairment of long-lived assets, current asset write-downs and other related expenses.

This restructuring plan was completed during the fourth quarter of fiscal 2002.

Seat Manufacturing Facilities Restructuring

During the first quarter of fiscal 2002, we announced we would consolidate the production of four seating and related manufacturing facilities into two, resulting in the permanent closure of two facilities.  This plan was designed to improve manufacturing efficiencies and to further reduce costs and conserve working capital.  In connection with this restructuring plan, we recorded pre-tax charges to operations totaling $6.3 million during the year ended December 31, 2002, of which $3.6 million were noncash charges, for restructuring, asset impairment and other related restructuring charges.

The restructuring, asset impairment and other related expenses are comprised of charges for current asset write-downs, the impairment of long-lived assets, severance and lease termination costs and other restructuring-related expenses pertaining to FAA retesting and recertification, moving, transportation and travel costs and shutdown and startup costs.

This restructuring plan was completed during the second quarter of fiscal 2002.

Goodwill Impairment Charges

As a result of the continuing weakness in the business, VIP and head-of-state aircraft market and the decision to down-size a furniture manufacturing facility, the goodwill associated with the furniture manufacturing reporting unit was tested for recoverability and found to be impaired.  As a result,

$34.0 million of goodwill associated with our Cabin Management Group was written off and charged to operations during the second quarter of fiscal 2003.

During the first quarter of fiscal 2003, we entered into a definitive agreement to sell the Specialty Avionics Group.  Based upon the fair value of the group implied in the definitive agreement, we determined that the carrying value of one of the reporting unit’s net assets was not fully recoverable.  As a result, we recorded a goodwill impairment charge of $7.5 million during the three months ended March 31, 2003 to reduce the carrying value to the estimated net realizable value established by the definitive agreement.

See “—Goodwill Impairment Charges” below for additional information.

Goodwill Impairment Charges

The following discussion should be read in conjunction with the Notes 3 and 5 accompanying our financial statements included in this report.

Our results of operations for the nine months ended September 30, 2003 and 2002 have been affected by the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” and goodwill impairment charges.

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and the provisions of SFAS No. 141, “Business Combinations,” which were required to be adopted concurrent with the adoption of SFAS No. 142.  Adoption of these accounting pronouncements resulted in the following:

•                  Reclassification of Intangible Assets.  Intangible assets relating to acquired assembled workforce intangibles not meeting the criteria for recognition apart from goodwill were reclassified to goodwill, net of deferred income taxes.

•                  Discontinuance of Goodwill Amortization.  Goodwill is deemed to be an indefinite-lived asset.  As a result, and in accordance with SFAS No. 142, the recording of periodic goodwill amortization charges was discontinued effective January 1, 2002.

•                  Annual Testing for Goodwill Impairment.  In lieu of periodic goodwill amortization charges, SFAS No. 142 requires goodwill to be tested annual for impairment, or when events or changes in circumstances indicate the carrying value may not be recoverable.

During 2002, we completed the transitional impairment testing of goodwill recorded as of January 1, 2002 as required under SFAS No. 142.  Fair value of each reporting unit was determined using a discounted cash flow approach taking into consideration projections based on the individual characteristics of the reporting units, historical trends, market multiples for comparable businesses and independent appraisals.  Our Cabin Management Group consists of three reporting units, our Systems Integration Group consists of two and the Specialty Avionics consists of three.  Unallocated goodwill was allocated to the reporting units for impairment testing purposes.  The results indicated that the carrying value of goodwill was impaired at one of the reporting units within each of our operating groups.  The resulting impairment was primarily attributable to a change in the evaluation criteria for goodwill utilized under previous accounting guidance to the fair value approach stipulated in SFAS No. 142.  In accordance with the transitional provision of SFAS No. 142, we recorded a $17.8 million noncash write-down of goodwill (net of $0.9 million income tax benefit) as of January 1, 2002 as a cumulative effect of a change in accounting principle.  An additional $39.4 million noncash write-down of goodwill pertained to the Specialty Avionics Group and is included in the loss from discontinued operations.

Changes in the carrying amount of goodwill, by business segment, for the nine months ended September 30, 2003 are as follows:

	Continuing Operations				Discontinued Operations
(In millions)	Cabin Management Group	Systems Integration Group	Corporate	Total	Specialty Avionics Group

Balance, December 31, 2002	$173.9	$20.8	$1.7	$196.4	$80.7
Impairment charges	(34.0)	—	—	(34.0)	(7.5)
Sale of Specialty Avionics Group	—	—	—	—	(73.2)
Balance, September 30, 2003	$139.9	$20.8	$1.7	$162.4	$—

During the first quarter of fiscal 2003, we entered into a definitive agreement to sell the Specialty Avionics Group.  Based upon the fair value of the group implied in the definitive agreement, we determined that the carrying value of the group’s net assets was not fully recoverable.  As required by SFAS No. 142, we recorded a goodwill impairment charge of $7.5 million during the three months ended March 31, 2003 to reduce the carrying value to the estimated net realizable value established by the definitive agreement.  We recorded a modest $0.7 million gain on the sale during the second quarter of fiscal 2003, based on the actual financial position of the group on the date of sale.  However, the ultimate gain or loss on the sale is subject to finalizing the post-closing adjustment, which is not expected to be material, if any.

As required by SFAS No. 142, we test goodwill for impairment annually, on October 31st of each year, or when events or changes in circumstances indicate the carrying amount may not be recoverable.  The goodwill impairment model is a two-step process.  First, it requires a comparison of the book value of net assets to the fair value of the related reporting units that have goodwill assigned to them.  If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment.  In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value.  The amount by which carrying value exceeds fair value represents the amount of goodwill impairment.

As a result of the continuing weakness in the business, VIP and head-of-state aircraft market and our decision to down-size a furniture manufacturing facility in the second quarter of fiscal 2003, we determined that we should reevaluate the carrying value of our goodwill prior to the annual October 31st testing date.  Accordingly, we performed a step-one test of goodwill associated with our furniture manufacturing reporting unit for recoverability and found the goodwill to be impaired.  As a result, we recorded a pre-tax charge to operations of $34.0 million during the three months ended June 30, 2003 based on a comparison of the estimated book value of the net assets of the reporting unit to its fair value.  The charge was primarily a result of a decrease in fair value caused by using lower cash flow forecasts based on the most recently reduced industry estimates of aircraft deliveries resulting from overall industry weakness.  The amount recorded is an estimate and may be revised during fiscal 2003 upon completion of step two of the goodwill impairment model, which measures the amount of impairment.

Liquidity and Capital Resources

Our principal cash needs are for debt service, working capital, capital expenditures and possible strategic acquisitions, as well as to provide DeCrane Holdings with cash to finance its needs, which consists primarily of cash dividends on its preferred stock beginning in 2005.  Our principal sources of liquidity are expected to be cash flow from operations, potential capital market transactions and third party borrowings, principally under our senior credit facility.

Cash Flows During the Nine Months Ended September 30, 2003

Net cash used by operating activities was $27.5 million for the nine months ended September 30, 2003 and consisted of $3.8 million of cash used by operations after adding back depreciation, amortization, the noncash portion of our restructuring and asset impairment charges and other noncash items and $27.3 million used for working capital, offset by a $3.6 million increase in other liabilities.  The following factors contributed to the $27.3 million working capital increase:

•                  a $14.0 million inventory increase principally related to long-term contracts;

•                  a $13.6 million decrease in accounts payable and accrued expenses, primarily resulting from reduced purchasing commensurate with lower revenues; and

•                  a $0.7 million increase in prepaid expenses and other assets; offset by

•                  a $1.0 million decrease in accounts receivables.

We expect working capital increases, if any, to moderate during the remainder of 2003.

Net cash provided by investing activities was $129.1 million for the nine months ended September 30, 2003 and consisted of:

•                  $132.8 million of net proceeds from the sale of the Specialty Avionics Group; offset by

•                  $3.1 million used for capital expenditures; and

•                  $0.6 million used for the payment of contingent acquisition consideration.

We anticipate spending approximately $4.0 to $4.5 million for capital expenditures in 2003.  As of September 30, 2003, there are no remaining acquisition contingent consideration payment obligations.

Net cash used by financing activities was $113.5 million for the nine months ended September 30, 2003.  Cash of $17.4 million was provided by revolving line of credit borrowings under our senior credit facility.  Cash of $130.9 million was used for principal payments on our senior term debt, capitalized lease obligations and other debt.

Capital Resources and Debt Obligations as of September 30, 2003

As of September 30, 2003, we had $26.9 million of working capital, compared to $55.4 million as of December 31, 2002, excluding assets and liabilities of the discontinued operations we sold in 2003.  As of September 30, 2003, we also had $16.2 million of borrowings available under our revolving line of credit, as amended in March 2003 and described below, compared to $43.6 million available as of December 31, 2002.  Our revolving line of credit expires in September 2004 and, as a result, our $23.4 million of borrowings as of September 30, 2003 are classified as a current liability, which reduces our working capital as of September 30, 2003 when compared to December 31, 2002.  We intend to extend the maturity or replace our revolving line of credit prior to maturity, however we may not be able to do so on commercially acceptable terms, or at all.  As of September 30, 2003, our senior credit facility borrowings totaling $158.3 million are at variable interest rates based on defined margins over the current prime rate or LIBOR, compared to $270.2 million as of December 31, 2002.  We also had $100.0 million of 12% senior subordinated notes as of September 30, 2003 and December 31, 2002 and other indebtedness totaling $9.3 million outstanding as of September 30, 2003 compared to $10.8 million as of December 31, 2002.

The senior credit facility and senior subordinated notes indenture impose restrictive and financial covenants on us.  In the first quarter of fiscal 2003, terms and financial covenants contained in our senior credit facility were amended to, among other things, permit the sale of the Specialty Avionics Group which was consummated on May 23, 2003.  As required by the amendment, we repaid $130.0 million of senior credit facility borrowings with the proceeds from the sale.  See “–Recent Developments Affecting Financial Condition and Liquidity” below for additional information.

Recent Developments Affecting Financial Condition and Liquidity

As more fully described in “—Industry Overview and Trends,” the acts and ongoing threats of global terrorism, the current military conflicts, SARS epidemic and weak global economic conditions are all adversely impacting our business.  In response, we have implemented a series of restructuring activities as described in “—Restructuring, Asset Impairment and Other Related Charges,” designed to reduce costs and conserve working capital.

During the fourth quarter of fiscal 2002, we further assessed our long-term business strategies in light of current aerospace industry conditions.  In addition, we subsequently determined that we would likely not be in compliance with our senior credit facility’s financial covenants in 2003.  We believe that when the aerospace industry recovers, the demand for our Cabin Management and Systems Integration groups’ products and services for business, VIP and head-of-state aircraft will return to historical levels and, accordingly, we decided to focus our resources in these market segments.  To accomplish this objective, we embarked on a plan to sell the Specialty Avionics Group, which is highly dependent on the commercial airline industry.

We consummated the sale of the Specialty Avionics Group on May 23, 2003 and, as required by the senior credit facility amendment, used $130.0 million of the proceeds from the sale to repay senior credit facility borrowings.  The selling price is subject to a post-closing adjustment related to the amount of working capital at closing.  The post-closing adjustment is currently the subject of arbitration between the parties in which the buyer is asserting a claim for an approximate $3,200,000 purchase price reduction.  The post-closing adjustment, if any, would be payable by us in cash upon its final determination.

The senior credit facility amendment also relaxes various financial covenants for 2003 and beyond, decreases by $10.0 million the maximum permitted revolving line of credit borrowings to $40.0 million, increases the prime rate and LIBOR interest margins by 1.5% and permits the issuance of specified types of additional indebtedness and the repurchase of up to $20.0 million aggregate principal amount of our 12% senior subordinated notes with the proceeds from the sale of junior securities.  Junior securities means: (i) senior subordinated notes issued by us that are unsecured and do not provide for any scheduled redemptions or prepayments or any sinking fund installment payments or maturities prior to the termination of the senior credit facility, or other indebtedness subordinated in right of payment to our obligations under the senior credit facility, and whose material terms are satisfactory to the lenders; and (ii) equity securities issued by us.

We believe our expected operating cash flows, together with borrowings under our senior credit facility ($16.2 million of which was available as of September 30, 2003, the commitment for which expires in September 2004), will be sufficient to meet our future short- and long-term operating expenses, working capital requirements, capital expenditures and debt service obligations for the next twelve months.  However, our ability to comply with our debt financial covenants, pay principal or interest and satisfy our other debt obligations will depend on our future operating performance as well as competitive, legislative, regulatory, business and other factors beyond our control.  Although we cannot be certain, we expect to be in compliance with the revised financial covenants through the end of the year based on our current operating plan.

In addition, we are continually considering acquisitions that complement or expand our existing businesses or that may enable us to expand into new markets, some of which may be material.  Future acquisitions may require additional debt, equity financing or both.  We may not be able to obtain any additional financing on acceptable terms.  We are not currently party to any definitive acquisition agreements.

Disclosure of Contractual Obligations and Commitments

The following table summarizes our known contractual obligations to make future cash payments as of September 30, 2003, as well an estimate of the periods during which these payments are expected to be made.

		Years Ending December 31,
(In millions)	Total	2003	2004 and 2005	2006 and 2007	2008 and Beyond

Long-term debt (a):
Senior credit facility	$158.3	$—	$101.9	$56.4	$—
12% senior subordinated notes	100.0	—	—	—	100.0
Capital lease obligations and other indebtedness	9.3	0.1	2.3	1.6	5.3
Total long-term debt	267.6	0.1	104.2	58.0	105.3

Operating lease obligations	14.1	0.5	3.2	2.5	7.9
Mandatorily redeemable preferred stock redemption obligation (b)	41.6	—	—	—	41.6
Total obligations as of September 30, 2003	$323.3	$0.6	$107.4	$60.5	$154.8

(a)                      Excludes interest payments.  Interest on the 12% senior subordinated notes is payable semiannually.  The senior credit facility bears interest at a variable rate and therefore the amount of future interest payments are uncertain.

(b)                     Dividends accrue quarterly at the annual rate of 16% and are payable, at our option, either in cash or by the issuance of additional shares of preferred stock.  Since the issuance of the preferred stock in June 2000, we have elected to issue additional shares in lieu of cash dividend payments and may continue to do so until June 2005, after which time we are required to pay quarterly dividends in cash.  If we elect to continue issuing additional shares until June 2005, our mandatory redemption obligation on March 31, 2009, the mandatory redemption date, will be $54.8 million and our annual cash dividend payment obligation will be $8.8 million, payable quarterly, commencing September 2005.

Disclosure About Off-Balance Sheet Commitments and Indemnities

We are a wholly-owned subsidiary of DeCrane Holdings, whose capital structure also includes mandatorily redeemable preferred stock.  Since we are DeCrane Holdings’ only operating subsidiary and source of cash, we may be required to fund DeCrane Holdings’ redemption obligation in the future, subject to limitations contained in our senior credit agreement and the senior subordinated notes indenture.  The DeCrane Holdings preferred stock has a total redemption value of $69.0 million as of September 30, 2003 and the preferred stock is mandatorily redeemable on September 30, 2009.

During our normal course of business, we have entered into agreements containing indemnities pursuant to which we may be required to make payments in the future.  These indemnities are in connection with facility leases and liabilities for specified claims arising from investment banking services our financial advisors provide to us.  The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite.  Substantially all of these indemnities provide no limitation on the maximum potential future payments we could be obligated to make and is not quantifiable.  We have not recorded any liability for these indemnities since no claims have been asserted to date.

In connection with the sale of the Specialty Avionics Group, we made indemnities to the buyer with respect to a number of customary, and certain other specific, representations and warranties.  Our indemnities with respect to some of these matters are limited in terms of duration with the maximum of potential future payments capped at $14.0 million and our indemnities with respect to specified environmental matters will expire not later than October 2010 and provides for a maximum liability of $5.0 million, while others will have no limitations.  In addition, the $140.0 million selling price is subject to a potential post-closing adjustment related to the amount of working capital at closing.  The post-closing adjustment is currently the subject of arbitration between the parties in which the buyer is asserting a claim for an approximate $3.2 million purchase price reduction.  The post-closing adjustment, if any, would be payable by us in cash upon its final determination.

As of September 30, 2003, we also had an irrevocable standby letter of credit in the amount of $0.4 million issued and outstanding under our senior credit facility.

Recent Accounting Pronouncements

Accounting Pronouncements Adopted January 1, 2003

As more fully described in Note 1 accompanying our financial statements included in this report, we adopted the provisions of the following accounting pronouncements effective January 1, 2003:

•                  SFAS No. 145, “Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections;”

•                  SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities;”

•                  SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure;” and

•                  FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other.”

Recently Issued Accounting Pronouncement

SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Issued in May 2003, SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity.  SFAS No. 150 requires classification of financial instruments within its scope as a liability, including financial instruments issued in the form of shares that are mandatorily redeemable, because those financial instruments are deemed to be, in essence, obligations of the issuer.  We will be required to reclassify our 16% mandatorily redeemable preferred stock as a liability commencing January 1, 2004 and reflect quarterly dividend and redemption value accretion as a charge against pre-tax income in future periods.

Special Note Regarding Forward-Looking Statements and Risk Factors

All statements other than statements of historical facts included in this report are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which are difficult to predict.  We are vulnerable to a variety of factors that affect many businesses, such as:

•                  fuel prices and general economic conditions that affect demand for aircraft and air travel, which in turn affect demand for our products and services;

•                  acts, and ongoing threats, of global terrorism, military conflicts and health epidemics that affect demand for aircraft and air travel, which in turn affect demand for our products and services;

•                  our reliance on key customers and the adverse effect a significant decline in business from any one of them would have on our business;

•                  changes in prevailing interest rates and the availability of financing to fund our plans for continued growth;

•                  competition from larger companies;

•                  Federal Aviation Administration prescribed standards and licensing requirements, which apply to many of the products and services we provide;

•                  inflation, and other general changes in costs of goods and services;

•                  price and availability of raw materials, component parts and electrical energy;

•                  liability and other claims asserted against us that exceeds our insurance coverage;

•                  the ability to attract and retain qualified personnel;

•                  labor disturbances; and

•                  changes in operating strategy, or our acquisition and capital expenditure plans.

Some of the more significant factors listed above are further described in our Annual Report on Form 10-K (Amendment No. 1) and should be read in conjunction with this report.  Changes in such factors could cause our actual results to differ materially from those contemplated in such forward-looking statements.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.  We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  You should not rely on our forward-looking statements as if they were certainties.

ITEM 3.                             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rates and changes in foreign currency exchange rates.  Market risk is the potential loss arising from adverse changes in prevailing market rates and prices.  From time to time, we use derivative financial instruments to manage and reduce risks associated with these factors.  We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk.  A significant portion of our capital structure is comprised of long-term variable and fixed-rate debt.

Market risk related to our variable-rate debt is estimated as the potential decrease in pre-tax earnings resulting from an increase in interest rates.  The interest rates applicable to variable-rate debt are, at our option, based on defined margins over the current prime rate or LIBOR.  As of September 30, 2003, the current prime rate was 4.00% and the current LIBOR was 1.12%.  Based on $158.3 million of variable-rate debt outstanding as of September 30, 2003, a hypothetical one percent rise in interest rates, to 5.00% for prime rate borrowings and 2.12% for LIBOR borrowings, would reduce our pre-tax earnings by $1.6 million annually.

To limit a portion of our exposure related to rising interest rates, we have entered into an interest rate swap contract to effectively convert $4.5 million of variable-rate industrial revenue bonds to 4.2% fixed-rate debt until maturity in 2008.  The contract is considered to be a hedge against changes in the amount of future cash flows associated with interest payments on this portion of our variable-rate debt.  Market risk related to this interest rate swap contract is estimated as the potential higher interest expense we will incur if the variable interest rate decreases below the 4.2% fixed rate.  Based on the $3.1 million of variable-rate debt converted to fixed-rate debt outstanding as of September 30, 2003, a hypothetical one percent decrease in the variable interest rate to 3.2%, would reduce our pre-tax earnings by less than $0.1 million annually.

The estimated fair value of our $100.0 million fixed-rate long-term debt increased $5.0 million, or 12.5%, to approximately $45.0 million as of September 30, 2003 from $40.0 million as of December 31, 2002.  Although we cannot be certain, we believe the increase may have been a result of the sale of the Specialty Avionics Group.  Market risk related to our fixed-rate debt is deemed to be the potential increase in fair value resulting from a decrease in interest rates.  For example, a hypothetical ten percent decrease in the interest rates, from 12.0% to 10.8%, would increase the fair value of our fixed-rate debt by approximately $7.0 million.

Foreign Currency Exchange Rate Risk.  Our foreign customers are located in various parts of the world, primarily Canada, the Far and Middle East and Western Europe, and we have subsidiaries with manufacturing facilities in Mexico.  To limit our foreign currency exchange rate risk related to sales to our customers, orders are almost always valued and sold in U.S. dollars.  We have entered into forward foreign exchange contracts in the past, primarily to limit the Specialty Avionics Group’s exposure related to foreign inventory procurement and operating costs.  While we have not entered into any such contracts since 1998, we may do so in the future depending on the volume of non-U.S. dollar denominated transactions and our assessment of future foreign exchange rate trends.

ITEM 4.                             CONTROLS AND PROCEDURES

The management of DeCrane Aircraft Holdings, Inc. (the “Company”), under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

There was no change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the Company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

ITEM 1.                             LEGAL PROCEEDINGS

See Note 11 to the consolidated financial statements.

ITEM 5.                             OTHER INFORMATION

The Company has engaged Credit Suisse First Boston to advise it in connection with a potential refinancing of its credit facility.  The Company is currently seeking to obtain commitments from financial institutions for a new credit facility of up to $80 million, which facility would mature in June 2008, require little or no amortization prior to maturity, bear cash interest of up to 12% (plus additional pay-in-kind interest) and be secured on a second-lien basis by the assets securing the Company’s existing credit facility.  The Company would use the proceeds to repay a portion of its outstanding revolving credit borrowings and term loan borrowings under its existing credit facility and may use a portion for general corporate purposes.  The Company will seek an amendment to its existing credit facility to permit the new credit facility, amend certain financial covenants and extend the scheduled repayment dates of the term loans and the revolving credit commitments by approximately 12 to 18 months.  The Company has no commitments for such financing and can provide no assurances that it will be able to accomplish such financing, or the credit facility amendment, on the terms described above or at all.

ITEM 6.                             EXHIBITS AND REPORTS ON FORM 8-K

a.                           Exhibits

3.1.2	Bylaws of DeCrane Aircraft Holdings, Inc., as amended on July 9, 2003 (1)

10.11.3	Addendum 6-5723-03-064 to the Special Business Provisions between The Boeing Company and PATS, Inc. dated April 16, 2003 (2)

31.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

31.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

32	Chief Executive Officer and Chief Financial Officer Certifications Pursuant to Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

*                                                     Filed herewith

(1)                                              Filed as an exhibit to Registration Statement (Registration No. 333-106381) of Form S-1 (Amendment No. 2) filed with the Commission on September 18, 2003.

(2)                                              Filed as an exhibit to Registration Statement (Registration No. 333-106381) of Form S-1 (Amendment No. 1) filed with the Commission on August 12, 2003.

b.                          Reports on Form 8-K

On March 17, 2003, we filed a Form 8-K Current Report regarding DeCrane Aircraft entering into a definitive agreement to sell its Specialty Avionics Group.  The text of the press release is contained in the filing.

On May 23, 2003, we filed a Form 8-K Current Report regarding DeCrane Aircraft consummating the sale of its Specialty Avionics Group.

On June 23, 2003, we filed a Form 8-K Current Report regarding DeCrane Aircraft filing a Registration Statement on Form S-1 for its 12% Series B Senior Subordinated Notes due 2008 in order to register market-making sales to be made by Credit Suisse First Boston LLC.  The registration statement contains revised audited financial statements for DeCrane Aircraft that reflect the sale of the Specialty Avionics Group on May 23, 2003 and includes a revised, unqualified report of our independent accountants.  As previously disclosed, our senior credit facility required us to file such revised financial statements and independent accountants’ report by June 23, 2003 to avoid a default thereunder.

On September 22, 2003, we filed a Form 8-K Current Report regarding DeCrane Aircraft and its insurers entering into an agreement with Boeing, Swissair and each of their respective insurers regarding the litigation stemming from the crash of Swissair Flight 111 off the Canadian coast on September 2, 1998.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DECRANE AIRCRAFT HOLDINGS, INC. (Registrant)

November 6, 2003	By:	/s/ RICHARD J. KAPLAN
	Name:	Richard J. Kaplan
	Title:	Senior Vice President, Chief Financial Officer,
Secretary, Treasurer and Director